UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB12G/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
SMALL BUSINESS ISSUERS
UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-28585

WOLFSTONE CORPORATION
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	68-0427395 (IRS Employer Identification Number)
18826 North Lower Sacramento Road Suite C Woodbridge, CA 95258 (Address of principal executive offices)	(209) 334-6717 (Issuers Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class to be registered:NONE

Name of each exchange on which each class is to be registered: NONE

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:
Name of each exchange on which each class is to be registered:

Common stock, $0.001 par value
Wolfstone Corporation, Symbol (WSCO)

FORM 10-SB12G/A
TABLE OF CONTENTS

ALTERNATIVE 3

ITEM 1. DESCRIPTION OF BUSINESS 4

1:1 Forward-looking Statements 4
1:2 Business Development 4
1:3 Business of Issuer 6
1:4 Reports to Security Holders 24

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION 25

2:1 Plan of Operation 25
2:2 Management's Discussion and Analysis of Financial Condition and Results of Operations 26

ITEM 3. DESCRIPTION OF PROPERTY 31

3:1Location and Condition of Property 31
3:2Investment Policies 34
3:3 Description of Real Estate and Operating Data 34

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS 35

4:1 Security Ownership of Certain Beneficial Owners 35
4:2 Securities Ownership of Management 36
4:3 Changes in Control 37

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS 38

5:1 Directors and Officers 38
5:2 Significant Employees 40
5:3 Family Relationships 40

5:4 Involvement in Legal Proceedings 40

ITEM 6. EXECUTIVE COMPENSATION 41

6:1 General 41
6:2 Summary Compensation Table 41

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 42

7:1 Previous Two Years 42

7:2 Exempt 42
7:3 Parent Company 42

7:4 Transactions with Promoters 42

ITEM 8. DESCRIPTION OF SECURITIES 43

8:1 Common or Preferred Stock 43
8:2 Debt Securities 43
8:3 Other Securities 43

PART 11 44

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS 44

1:1 Market Information 44

1:2 Holders 44

1:3 Dividends 44

ITEM 2. LEGAL PROCEEDINGS 45

2:1 Pending Legal Proceeding 45
2:2 Government Authority Contemplating 45

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS 45

3:1 Accountant Dismissed 45
3:2 Accountant Disclosures 45

3:3 Detail of Subject Matter 45

3:4 Discussions with Board of Directors 45

3:5 Accountant Authorized to Issue Subsequent Report 45

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES 46

4:1 Date, Title, and Amount Sold 46

4:2 Underwriters 46

4:3 Offering Price 47

4:4 Exemption Applied 47

4:5 Conversion Terms 47

4:6 Report Items 47

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS 48

PART F/S 49

ITEM 1. FINANCIAL STATEMENTS 49

PART III 82

ITEM 1. INDEX TO EXHIBITS SAMPLE ONLY 82

ITEM 2. DESCRIPTION OF EXHIBITS 83

SIGNATURES 115

ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

Certain statements made in this Registration Statement are "forward-looking statements" regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Wolfstone Corporation, a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: our ability to maintain our rights in our oil and gas interests and properties; our ability to obtain acceptable forms and amounts of financing to fund planned prospect acquisition, exploration, development, production, marketing and other expansion efforts; the global market for oil and gas; and the ability to engage the services of suitable energy industry service providers.

Although we believe that our assumptions underlying the forward-looking statements are reasonable, some of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of our early stage of operations, inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act). These statements are based on beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as expect, anticipate, intend, estimate, consider, or similar expressions are used

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. In addition, we do not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

1:2 Business Development

Wolfstone Corporation (the Company) was originally incorporated in the State of Minnesota as Minnesota Invader, Inc., on November 26, 1971. Our initial purpose for incorporation was to operate as a professional sports franchise. We became public in June of 1972 through the sale of common stock pursuant to an exemption from registration under regulation "A" of the Securities Exchange Act of 1934 (the "Act").

In 1974, we were placed into receivership and all of our assets were liquidated. We remained dormant until June of 1990 when our domicile was moved from Minnesota to Delaware. On September 7, 1990 we changed our name to Franklin Pacific Group, Inc.

On November 21, 1991 we merged with and changed our name to Integrated Direct, Inc., a Delaware corporation organized on March 15, 1990. On November 22, 1991, we acquired RKA Communications, Inc. and operated a direct mail business until losses forced us into bankruptcy on September 22, 1992, which eventually caused us to cease operations in June 1994. We remained dormant until February 23, 1999 when we merged with WolfStone Corporation, a Nevada corporation originally incorporated in Nevada on November 6, 1998 for the purpose of becoming an independent oil and gas company.

Subsequent to this merger, we acquired a wholly owned subsidiary, Texas International Petroleum, Inc., a Texas corporation, who in turn acquired Subsurface Energy, Inc., a Texas corporation. In addition, we are currently negotiating an acquisition agreement with Graham Energy, Inc., a Texas corporation.

Acquisitions

On April 3, 1999, we acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation, (collectively referred to herein as "TIP"), in exchange for 2,000,000 shares of our $0.001 par value common stock valued at $25.38 per share and 2,000 shares of our $0.001 par value Class B Preferred Stock valued at $40 per share. The Class B Preferred Shares are convertible, have voting privileges and will pay a 5% dividend per annum. As further consideration, we issued a non-interest bearing note for $190,000 to Southwin Financial, Ltd, a major shareholder of TIP, in exchange for organizational services. The total value of the transaction was $50,767,401, which was based upon valuation by licensed petroleum geologists. The properties we acquired through this purchase are located primarily in the Counties of Edwards and Pecos, in the State of Texas, and involve approximately 1,939 acres. In determining the fair value of our common and preferred stock, the party's relied upon the stated par value of the securities, agreement between the party's as to the value and acquisition letters of intent for proven oil and gas reserves that could ultimately give greater value to our shares.

On April 9, 1999, we acquired, through our wholly owned subsidiary TIP, 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface") in exchange for 1,604,797 shares of TIP's $20.00 par value Class A preferred stock and 5,000 shares of our $0.001 par value cumulative Class B preferred stock valued at $40 per share. The preferred shares of TIP will pay a 6% dividend per annum and are convertible at the rate of one to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. Our preferred shares will pay a 5% dividend per annum and are convertible at the rate of three to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. The total value of this transaction is based upon the evaluation of Subsurface's proven producing reserves at $32,095,940 and $478,000 for certain oil field equipment, resulting in a total value of $32,573,940. Licensed petroleum geologists and geophysicists of Nova Petroleum Resource Co. of Dallas, Texas, based the total value of Subsurface upon evaluation of its oil and gas reserves. 15 oil and gas leases and 26 oil and gas wells in the State of Texas that Subsurface owns or controls represent these reserves. In addition, we have agreed to buy back a maximum of $212,500 of our common stock issued as a result of this transaction for $20 per share in the event the owner who acquired our shares through this specific transaction has been unable to sell its stock in the marketplace within 16 months from the date of conversion. In determining the fair value of our common and preferred stock, the party's relied upon the stated par value of the securities, agreement between the party's as to the value and acquisition letters of intent for proven oil and gas reserves that could ultimately give greater value to our shares.

Additional Acquisitions

The State of Texas is currently our target area for locating additional oil and gas reserves for potential acquisition. Several members of our Board of Directors have experience in the oil and gas industry and have been residents of Texas for many years. As a result these directors have many contacts in Texas, and we are utilizing the abilities of these specific directors to develop a network in Texas through which we anticipate most of our acquisitions in this state will originate over the next 12 months.

The next acquisition for us should be Graham Energy, Inc. ( "Graham".) The party's have agreed that the purchase price of Graham will be its net value as determined prior to October of 1999 by licensed geologists and geophysicists of Nova Petroleum Resources of Dallas, Texas. At that time the valuation was determined at net $34,000,000, with gross value at $89,850,000. It is anticipated that this transaction will close during Spring 2000.

Additional Agreements

On February 25, 1999, prior to its acquisition by us, TIP and Pilares Oil & Gas, Inc., a Texas corporation ( "Pilares"), agreed to enter into a Consulting and Services Agreement, whereby Pilares will provide certain services for TIP consisting of acquiring geological information on our existing and future reserves and reserves as potential acquisitions from persons known to Pilares to be competent, for choosing exact locations for drilling of the oil and gas wells, for negotiation of reserve leases and for advising and consulting the TIP's Board of Directors pertinent to any phase of the oil and gas business. In exchange, TIP will be responsible for payment of Pilares's consulting fee and reimbursement or cash advance to Pilares for out-of-pocket expenses, with no element of profit or markup added thereto. Subsequent to our acquisition of TIP, the party's agreed to delay the formal execution of this agreement pending further review by our Board of Directors of the terms and conditions of the agreement.

On March 31, 1999, prior to its acquisition by us, TIP issued 10,102,696 shares of its $0.001 par value common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

1:3 Business of Issuer

We are an independent oil and gas company in the development stage. We plan to engage in the exploitation and development of oil and gas reserves. Through our wholly owned subsidiary TIP and its wholly owned subsidiary Subsurface, we control several gas & oil reserves. Currently, our reserves are limited to the State of Texas. However, our intent is to consider quality, producing reserves in any locale where such acquisitions can benefit and not jeopardize our operations and our shareholders. We are primarily interested in reserve properties that have active producing wells.

We control three gas & oilfields in Texas that are considered proven, developed, and producing properties ( "PDP"). We intend to continue in our efforts to acquire valuable, producing PDP properties. A key component in this effort is our Board of Directors, many of whom are long time residents of Texas with knowledge and experience in the oil and gas business. Management intends to utilize these members as a network building force to locate possible acquisitions of such quality, purchase prices and terms as being beneficial to our growth without incurring heavy debt or equity dilution. In addition, through extensive research and various meetings with landowners in Texas, we have discovered that there are many undervalued properties throughout Texas with ownership that is not associated with oil and gas development. In speaking with some of these owners, they have indicated an interest in the exchange of their positions for an equity position in other entities or ventures. This has presented us with several opportunities for evaluation, and in some cases, potential acquisition. During the next twelve months, our management will be traveling throughout Texas to meet with potential acquisition candidates, develop new relationships with current landowners and follow up on opportunities presented through our Board of Directors.

Business Strategy

Our objective is to increase our reserves, production, cash flow and earnings utilizing a program of (i) exploitation and development of acquired properties, and (ii) strategic acquisitions of Proved Reserves.

The following are key elements of our strategy:

  Identifying acquisition opportunities that provide significant development and exploratory drilling potential,
  Exploiting and developing our reserve base,
  Capitalizing on advanced technology to identify and exploit projects, and
  Emphasizing a low overhead and operating cost structure.

As of December 31, 1999, we had estimated net proved reserves of approximately 11.2 MMBbls of oil and 66.9 Mcf of natural gas, or an aggregate of 78,158,941 Bcfe with a PV-10 of $92,266,623 million. None of these reserves were classified as proved developed. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

We prefer to acquire properties over which we can exercise operating control. As of December 31, 1999, we operated 26 gross productive wells (26 net productive wells) and these operated properties represented approximately 100% of our proved developed PV-10 and 1% of our PV-10 attributable to total proved reserves as of such date. Our emphasis on controlling the operation of our properties enables us to better manage expenses, capital allocation and other aspects of development and exploitation. Our proved oil and gas properties are located in more than 18 fields/areas in the Permian Basin and West Texas region. 100% of the PV-10 of total proved reserves is concentrated in three principal fields/areas located in the Permian Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory and horizontal drilling, recompletions, secondary and tertiary recovery methods, and use of 3-D seismic and other advanced technologies.

Acquisition Strategy

We regularly pursue and evaluate acquisition opportunities (including opportunities to acquire oil and gas properties or related assets or entities owning oil and gas properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning oil and gas properties or related assets) and at any given time may be in various stages of evaluating these opportunities. These stages may take the form of internal financial and oil and gas property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent, or negotiation of a definitive agreement. While we are currently evaluating a number of potential acquisition opportunities (some of which would be material in size to us), other than the Graham acquisition, we have not signed a letter of intent with respect to any other material acquisition and currently we have no assurance of completing any particular material acquisition or of entering into negotiations with respect to any particular material acquisition.

Industry

Current Operating Environment

The oil and gas industry is affected by many factors that we typically cannot control. Crude oil prices are generally determined by global supply and demand. After sinking to a five-year low at the end of 1993, oil prices reached their highest levels since the 1990 Persian Gulf War during fourth quarter 1999 and January 2000, with crude oil prices heading toward $30 per barrel. Crude oil prices ranged from $17 to $20 during most of 1997, and then declined to a $16 average in December 1997. Crude oil prices continued to decline throughout 1998, dropping to a West Texas Intermediate posted price of $8.00 per barrel in December 1998, the lowest level since 1978. This decline, which was caused by low demand, as well as the failure of OPEC at its November 1998 meeting to further reduce production quotas, presented us with the opportunity to make certain strategic acquisitions, including the TIP acquisition in April 1999.

Natural gas prices are influenced by national and regional supply and demand, which is often dependent upon weather conditions. Natural gas competes with alternative energy sources as a fuel for heating and the generation of electricity. Generally because of colder weather, storage concerns, and U.S. economic growth, prices remained relatively high during most of 1996 and 1997, reaching their highest levels since 1985. Gas prices declined, however, in December 1997, remained lower throughout 1998, primarily because the winters of 1997-1998 and 1998-1999 were abnormally mild in the central and eastern United States. Colder weather this past winter has returned prices to the 1996 and 1997 levels.

"Cautious Optimism" Key for Texas Energy Industry in 2000

Citing the latest industry analyst reports from Wall Street and recently released data from the US Department of Energy, Texas Railroad Commission Chairman Michael L. Williams, who oversees the commission that regulates the oil and gas industry in Texas, where we presently do all of our business, recently reported that a dose of "cautious optimism" is in order for the Texas oil and gas industry in 2000.

"The Texas energy industry is experiencing its most favorable market environment in the past two years, "said Williams. "Market indicators such as investment, prices and demand are placing positive outlook on the industry" s stance in the coming year." "We are certainly experiencing a reprieve from last year's prices,"said Williams."I believe that it is during relatively healthy times like these that government and industry must be particularly diligent in seeking ways to eliminate burdensome taxes and regulations that, in more difficult times, make it tough for Texas producers to compete." Williams went on to note investment, prices and demand as factors that will contribute to the state of the Texas oil and gas industry in 2000.

"The Texas energy industry, particularly independents, is beginning to realize increased revenue streams thanks to price rebounding, which is in turn fueling renewed optimism and investment," said Williams. A Salomon Smith Barney survey released earlier this year indicated that "North American exploration and production spending is expected to rise by 14.5 percent over 1999 levels. And according to a year-end Arthur Andersen survey, almost two-thirds of oil and gas executives plan to increase spending for exploration in the United States in 2000 compared to just 29 percent who planned increased investment one year ago; moreover, large independents rank the onshore Gulf Coast as having the greatest potential for new natural gas discoveries, behind only deep-water Gulf of Mexico and Alaska.

"Providing OPEC holds steady, prices could remain at viable levels for the year to come. But more so than spikes, Texas producers want price stability," said Williams. According to the Salomon Smith Barney survey," an average oil price of over $19 a barrel for crude oil is expected in 2000."In addition, Paine Webber's December 1999 Exploration and Production Company Update reported OPEC directors' goal to extend the current production accord beyond its March 2000 expiration date, noting OPEC's goal of maintaining price stability.

"With overall demand for crude increasing and the Texas rig count on the rise, Lone Star producers are seeking to explore for and produce whatever it takes to meet increased demand, "said Williams. The Energy Information Administration noted that "continued strength of world oil demand relative to likely world production implies a somewhat stronger position for oil this year than many analysts and forecasters seem willing to support."Arthur Andersen's survey echoed E.I.A.'s findings, claiming that "more than half of the oil and gas executives surveyed believe that US oil demand will increase by as much as 2 percent in 2000."

Opportunities for Natural Gas Producers

Texas Railroad Commissioner Tony Garza and Rebecca Roberts, Chair of the Subcommittee of the National Petroleum Council (NPC) Committee on Natural Gas, recently presented the NPC's natural gas report to the Senate Natural Resources Committee. Garza said he sees an increasing opportunity for Texas producers to help meet the nation's growing demand for natural gas.

The NPC report, "Meeting the Challenges of the Nation's Growing Natural Gas Demand," recommends the development of a national strategy in order to meet an anticipated 29 TCF annual demand for natural gas by 2010.

"The NPC's efforts appear to give the best commentary on the future of the natural gas market," Garza said. "While our nation's natural gas resources are clearly adequate to meet demand for many more decades, reaching and producing this gas is growing more difficult." "Texas would be well served in positioning itself as a leader in natural gas production. We should actively look for ways to encourage research, development and production of this increasingly important commodity," Garza added.

According to the NPC report, demand will increase by 32% between 1998 and 2010. The study estimates an increase in demand from 22 TCF annually to 29 TCF by 2010 and to levels exceeding 31 TCF by 2015. Almost 50% of the 7 TCF increase will come from electricity generation. While there's adequate supply to meet the increasing demand, the study emphasizes that reaching and producing the resource will become more difficult. The NPC calls for increasing research and technology development while also assessing the impact of environmental regulation on natural gas supply and demand.

"With over 57,000 producing gas wells, Texas is the largest producer of natural gas in the US The increasing demands on these wells means we should look at programs and incentives that encourage production," Garza said.

Global Demand for Oil is Increasing and Markets are Getting Tighter

Global demand for oil increased much faster than supplies at the end of last year, pinching inventories and driving up prices as buyers hoarded crude ahead of feared Y2K-related disruptions, according to a report by the International Energy Agency ( "IEA"). Signs that OPEC will extend its production cuts in output beyond March have added to upward pressure on oil prices. Prices for the benchmark oils of Europe and the United States rose by more than 4 % in December and surged further. West Texas Intermediate crude in the US was flirting with $ 30 a barrel, a level not seen since the January 1991 outbreak of the Gulf War.

The report stated that the market needs more oil now. But non-OPEC supply is growing only slowly in response to the price rises of the last nine months. World demand for oil swelled to "an extremely strong" 77.3 mm bpd in the fourth quarter of 1999, exceeding available stockpiles by 3.1 mmbpd. The Paris-based IEA is part of the Organization for Economic Cooperation and Development, a group of the world's richest countries.

Demand should ease slightly, it said, as buyers work through inventories they built up as a precaution against Y2K-related supply interruptions. And economic growth seems to be offsetting the economic impact of higher oil prices in much of the world.

According to an Associated Press (AP) report, a recent cold snap in the northeastern United States has helped underpin prices. Contracts for March delivery of Brent oil from the North Sea rose 26 cents to $ 26.10 a barrel on the International Petroleum Exchange in London. The contract for February delivery for West Texas Intermediate crude rose 12 cents to close at $ 29.66 a barrel on the New York Mercantile Exchange recently after rising as high as $29.95 during the same day.

The AP reported that oil refiners, meanwhile, have seen profit margins squeezed as crude prices more than doubled in the past year while prices have increased at a slower pace for gasoline and heating oil. US gasoline prices rose to a 3 1/2- year high of almost $ 1.35 a gallon in early December before slipping back a bit, according to the Lundberg Survey of 10,000 stations. The nation-wide average price for all grades of gas, including taxes, was about $ 1.33 a gallon in the most recent survey, which covered the three-week period ended Jan. 7.

A short-lived slump in crude prices, due partly to the realization that Y2K fears were overblown, was the most important factor in that decline, according to industry analyst Trilby Lundberg. Iraq's temporary halt in oil exports depressed production by the Organization of the Petroleum Exporting Countries by a net 600,000 bpd in December, the IEA said. Saudi Arabia helped pick up some of the slack, and Venezuela, Indonesia and Nigeria boosted their output by smaller amounts.

Compliance with OPEC production quotas slipped in December to 78 % from a revised figure for November of 81%. The IEA revised its November figure downward from 89 % after learning that Iran had not curtailed its output as expected. Industry analyst SG Securities reports that notwithstanding the slip in compliance, there's still too little oil being produced. The IEA forecast world demand for oil to grow by an average of 1.8 mm bpd in 2000.

The Centre for Global Energy Studies in London said this forecast was "much too high." It predicted that OPEC would stick to its current output cuts until at least June, creating supply- driven shortages for the year. Oil ministers from Saudi Arabia and Venezuela began talking about extending the group's production cuts of 4.3 mm bpd beyond an expected March expiration date.

London brokerage firm Williams De Broe agreed that OPEC would probably extend its cuts through the second quarter, which it noted has historically been a season of weak demand. At the same time, firm prices haven't led non-OPEC producers to flood world markets with their own oil. According to the firm, the industry is not seeing new fields coming on stream yet, but is seeing delayed development, mainly in the North Sea. So the upward pressure on prices is still on.

Global Drilling Activity seen Bouncing Back in 2000

World drilling activity for oil and gas fell 24 % in 1999 from 1998, but levels should bounce back in 2000, IHS Energy Group reported. The report went on to say that in 2000 levels are expected to reach at least those of 1998. Some areas in 2000 will be slow to catch up, including the Far East, where there is less money going into that region.

IHS said it estimated 7,433 exploration and delineation wells were completed in 1999, compared with around 9,800 in 1998. Exact figures for Russia, onshore China and India were not available, IHS said. "The fall of 24 % was much lower than expected at the halfway mark of the year, largely as a result of the second half upturn experienced in North America," the report said. At the start of 1999 oil prices stood at less than $ 10 per barrel basis Brent, but rose to more than $ 25 by the end of the year, IHS said.

The report focused on the number of wells completed in exploration and delineation drilling. These are the wells drilled to make initial oil and gas discoveries and to discover the extent of a field. The report did not count development wells or take into account seismic work. Development wells are drilled on fields with proven reserves and seismic surveys are carried out to discover oil-bearing geology.

"The surge in oil price was reflected by an increase in exploration work in the later part of 1999 following a very depressing first six months," the IHS report said. IHS said 3,458, or 47 % of the wells, were drilled in Canada and 1,493, or 20%, were drilled in the United States.

The Far East was the most active area outside of North America at 1,01 0, or 14%, inflated by activity by state oil firms in China and India. The report said 334 wells, or 4.5%, were completed in Latin America. Europe saw 337 completions, of which most were in Romania with 100.

There were 110 wells drilled in the Middle East, representing 1.5 % of the activity. The industry should expect activity to bounce back in 2000 to levels seen in 1998. Brazil, West Africa, deepwater Gulf of Mexico and North America were likely to be the most active in 2000, building on their successes in 1999, according to the HIS report.

Brazil opened its petroleum sector to foreign explorers in 1999, sparking an initial signing of 12 contracts. The report stated that although East Asia would be slow to catch up, partly owing to a history of gas-prone discoveries and political uncertainties remaining in Indonesia, China bounced back into the spotlight in 1999. Phillips Petroleum discovered what is being dubbed as one of Asia's largest crude fields in China's Bohai Bay. Oil in place is estimated at 2.1 bn barrels.

The Difficulty of Accurately Forecasting the Direction of Oil Prices

The factors that have produced the current spike in oil prices -- renewed Asian economic strength, vigorous production discipline by oil-producing nations, and booming world-wide demand -- underscore the tremendous difficulty of accurately forecasting the direction of oil prices over even the medium term, Standard & Poor's says in a comprehensive industry report released.

"Very few people predicted the state of oil prices, and this report stands as both a forecast and a warning to forecasters," stated Platt's, the energy information services arm of Standard & Poor's. "Most forecasts missed the current run-up in prices because they overlooked critical non- linear factors that we believe will always interfere with even the best forecasting models."

Oil prices have jumped more than 150% since January 1999 on a confluence of factors, including a reversal of Asia's economic woes, renewed political determination in oil-producing nations to control prices and the impact of structural changes, such as mergers, on both the upstream and refining industries, the report stated. "All of these things have led to tremendous short-term bullishness on oil. But market volatility is a dangerous animal. Today's boom is always potentially tomorrow's crash. This study is an attempt to analyze why that is -- what are the rocks which will shipwreck the most brilliantly constructed theoretical approaches?"

The study, which tapped the cross-disciplinary experience of Standard & Poor's Plaft's, Standard & Poor's Research Services (formerly known as DRI), and Standard & Poor's Ratings, provides a baseline forecast for oil prices and then examines the ten most potent factors that could derail the forecast, adjusting it accordingly. The key factors that the study discusses are: the future of demand, the vagaries of access to capital, the changing face of price hedging, the spectre of alternative fuels, environmental legislation, the politics of the Middle East, the truth about Central Asian supplies, the uncertain fate of the refining sector, oil transportation challenges, and the implications of industry mergers and consolidation.

Demand for Crude Expected to Increase from 74.9 mm to 112.4 mm bpd by 2020

World demand for crude oil is expected to increase from the current 74.9 mm bpd to 112.4 mm bpd by 2020 led by a jump in transportation fuel use, a US government energy agency predicted. Supply will be able to keep pace with demand over the next two decades, as oil production is also forecast to increase from the current 73.6 mm bpd to 112.1 mm bpd in 2020, the Energy Information Administration ( "EIA") said in its annual long-term energy outlook.

Even though oil prices have more than doubled since the beginning of 1999 to around $ 23 a barrel, average world crude oil prices are forecast to be $ 22.04 a barrel in 1998 dollar or $ 36 a barrel in nominal dollar by 2020, said the EIA, which is the statistical arm of the Energy Department.

"We have oil prices rising at about the rate of inflation," said EIA Administrator Jay Hakes. Oil prices will be kept in check due to increased oil production encouraged by short-term higher energy prices, lower long-term economic growth for the Pacific Rim and more offshore oil production due to better drilling technology.

Output from the OPEC is forecast at 55.5 mm bpd in 2020, almost double OPEC's average 29.3 mm bpd expected. The EIA said it assumes United Nations sanctions against OPEC member Iraq to limit that country's oil exports will remain in place until 2002.

Once those sanctions are lifted, Iraq's oil production is expected to reach 4 mm bpd within two years and 6 mm bpd within a decade, the agency said. Outside the Gulf, oil production is forecast to increase in the offshore regions of OPEC members Nigeria, Algeria and Venezuela, the EIA said. Non-OPEC oil production is seen rising from the current 44.3 mm bpd to 56.6 mm bpd in 2020, 1 mm bpd more than the EIA forecast in 1998. Production from the Caspian Sea region is expected to reach 6 mm bpd and oil output in the North Sea and the offshore regions of West Africa is also forecast to expand. Both Brazil and Colombia are expected to produce 1 mm bpd early in the next decade, and production in Mexico and Canada is also likely to increase, the EIA said.

Power Generation will be Fastest-Growing Market for Natural Gas

Electricity generation will be the fastest-growing market for natural gas over the next 15 years as the nation's independent power generators (IPGS) look to gas to help fuel an unprecedented 13-fold increase in market share, according to an Electric Generation Sector Summary ( "GRI") study.

The 1999 GRI's annual snapshot of trends and issues in electric markets-projects IPGs will increase their share of the electricity generating market from 3 % in 1997 to 27 % in 2015. The expanded market share reflects the continued divestiture of generating assets by central utilities to independent power generators and the completion of new IPG-owned generating capacity.

Natural gas will be a major beneficiary of the changing electric industry dynamics. Consumption of gas for electricity generation is projected to nearly double, from 5.6 quads in 1997 to 10.3 quads in 2015. In fact, nearly half of the increase in total US gas demand projected by GRI between 1997 and 2015 (from 22.6 quads to 32.2 quads) will come from use of gas for electricity generation.

"Natural gas is poised to be a big winner in this new market, with electricity generation becoming the gas industry's fastest growing market", said Paul Holtberg, group manager of GRI's Baseline Centre, Arlington, Va. "Non-utility generators have a strong preference for natural gas because of their interest in avoiding emissions problems and the flexibility of being able to install gas-fired units quickly and in a modular fashion, thus holding down capital investment and risk."

Gas-fired distributed generation and small power applications have the potential to make significant inroads to serve the market's growing need for electric transmission and distribution system management and on-site generation, the study concludes. Both applications are being increasingly seen as viable solutions to concerns about the electricity generating industry's ability to meet generation requirements and ensure adequate transmission facilities. Despite the positive outlook for natural gas, the study sounds several cautionary notes for the gas industry.

-- The gas industry, equipment suppliers and other market players must be ready to offer low-cost services and more efficient, inexpensive end-use technologies to offset declines in electricity prices. This lower-price scenario will be achieved through cost reductions and efficiency improvements that are anticipated as the electric industry restructures.

-- The gas industry should exploit market opportunities where higher peak-time electricity prices may give an advantage (e.g., gas cooling, peak-shaving generating technologies, and distributed generation applications). -- The gas industry will need to capitalize on the environmentally benign features of gas generation and develop even more efficient emission-reduction technologies to capture the projected larger market share for new power generation.

-- Pipeline and storage capacity will need to be expanded to meet the reliability and low-cost needs of electric generators. This will be particularly important with the anticipated strong growth in combustion-turbine and combined-cycle generating capacity anticipated from merchant power plant construction in the near term.

GRI's study cites other major trends in electricity markets, including projections that:

-- The entire energy market will evolve from one in which local electric companies and natural gas utilities sell a limited menu of monopoly services to one in which energy service companies (ESCOS) and other marketers compete to provide energy along with conservation and load management services.

-- Existing and proposed environmental regulations are likely to tighten emissions limits for electric generators significantly in the coming decades. When combined with electric industry restructuring, these changes create an atmosphere of uncertainty. The need to avoid risk and accelerate capital recovery is likely to benefit natural gas in both the short and long term.

-- Markets will be defined by a Btu of energy service rather than by a KW-hour of electricity or an million of natural gas. This shift will put pressure on both electricity and gas commodity prices and equipment prices. -- In selected states there is a growing movement to block or slow restructuring because of concerns about sharing cost savings, the possibility of rate increases for some customer classes, service reliability, and the recovery of stranded investment.

Natural Gas is Gaining Importance as a Global Energy Source

Major energy consultants and industry insiders writing in the latest issue of World Energy magazine agree that natural gas is gaining importance as a global energy source, and some question how supply will be able to keep up with demand.

Chris Ross, senior director of Arthur D. Little's Global Energy Practice, believes that, to the extent that emissions rights are traded or a carbon tax is instituted in developed countries, "natural gas will start to enjoy a "form premium" and will be valued higher than its Btu equivalency with higher carbon-content fuels." Thus, he predicts natural gas demand to increase the fastest among conventional fuels.

Even more interesting is the question posed by Luke Corbett, chairman of Kerr-McGee, who predicts that over the next I0 years, 260 tcf of gas will be consumed in the US, which represents 100 tcf more than current proven reserves. "Can we really expect to deplete all existing US proven reserves, plus find and produce an extra 100+ tcf in the next II years, while keeping a lid on prices?"

A Positive Outlook Over the Near Term

Over the last year, refining and marketing companies have been operating at the trough of the cycle as market factors such as volatile crude oil prices, lower-than-expected demand for refined products and high product inventory levels resulted in reduced earnings, operating margins and cash flows. Despite these factors, analysts at Duff & Phelps Credit Rating Co. (DCR) believe that the current state of the downstream sector, coupled with improving market fundamentals, support a positive outlook for refiners and marketers over the near term.

"DCR's positive outlook results from various strategies companies have implemented in 1999 in response to market conditions that negatively affected the industry," said Stephen Flaherty, a vice president at DCR. "These strategies position the companies for a stable operating environment in the near future."

The beginning of last year was characterized by historically low crude oil prices and rising refined product inventory levels as refiners took advantage of the reduced raw material costs to build and store products, principally gasoline and distillates. Additionally, a warmer-than-expected winter reduced distillate demand resulting in record low refining margins during the first quarter of last year. While unscheduled production outages, primarily on the West Coast, during the summer driving season improved margins somewhat at midyear, the dramatic rise in crude prices through yearend caused a further deterioration of industry margins.

In light of this situation, refiners implemented various strategies such as price increases, reductions in inventory levels and production cutbacks that should result in an improved operating environment going forward. While wholesale and retail gasoline prices have risen, the increase did not keep pace with rising crude prices as a lag typically exists before refiners are able to pass on the higher raw material costs to consumers. This lag historically averages approximately three months, and barring any unexpected oil price increases,

DCR believes the effect of higher crude prices is now reflected in the current end product market. In terms of the supply and demand balance, the actions of both refiners and consumers are also contributing to DCR's positive outlook for the sector.

On the supply side, refiners have reduced their production output and reduced refined product inventory levels in response to the negative impact of higher crude oil prices on operating margins. Yearend gasoline and distillate inventory levels were almost 20 % lower than their 1999 highs and now stand at levels equaling their six-year seasonally adjusted lows.

While consumption continues to be affected by outside factors such as weather, demand for both gasoline and distillates remains above their six-year historical averages. Calculated on a days of inventory on hand basis, refiners are now operating with approximately four to five days or 15-20 % less of refined product inventories than they typically have averaged for this time of year. These lower levels are similar to those recorded during the first half of 1997, a period when refining margins hit their last cyclical peak.

The depressed market conditions throughout most of 1999 also led refiners to continue to look for ways to improve their competitiveness through the business cycle. These strategies have included operational restructurings, continued cost cuffing initiatives and divestitures of under-performing assets with proceeds being re-deployed toward expanding higher-margined, higher-growth operations.

The result of these strategies, coupled with lower operating cost structures, should allow refiners and marketers to capitalize on the industry upturn by generating a higher and sustainable level of earnings and cash flows throughout the cycle. Though each of these fundamentals favors a positive near-term outlook for the overall refining market, issues that are still developing could affect the industry's longer-term performance.

These developing concerns range from the cost to comply with pending new environmental regulations to the use of debt as companies continue to look at acquisitions as a means to expand and diversify their operations. However, these factors have and will continue to impact the financial performance of each company differently depending on each refiner's operating and financial strategy.

"Despite the uncertainty of the longer-term issues, the refining sector is positively leveraged to benefit from the near-term improving industry fundamentals," Flaherty said. "The low crude oil, gasoline and distillate inventory levels, higher refined product prices, positive demand trends and improved industry cost structures should allow refiners and marketers to return to a more normalized performance level as compared to last years results."

Principal Products, Services and Markets

Our principal products are oil and natural gas, including natural gas liquid ( "NGL" ). We do not refine oil or gas. We supply the raw material directly through pipelines to oil refineries and natural gas energy providers. Our drilling sites are hooked up directly to a universal pipeline that supplies crude oil to oil refineries and energy producers such as Exxon, Mobile, Texaco, Shell and other major and minor refineries. These pipelines are located adjacent to and in some cases on the properties we control. This procedure also applies to our natural gas products, which is supplied to Enron and other energy companies in Texas, where demand far exceeds supply. At present we do not sell our oil and gas internationally.

Through our TIP subsidiary, we have a substantial inventory of exploitation projects including development drilling, workovers and recompletions. Our plan is to maximize the value of our properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques.

Oil provides about 40 percent of the energy Americans consume and 97 percent of our transportation fuels. The US oil industry employs nearly 1.5 million people. Total remaining recoverable US oil may exceed 200 billion barrels, or about 70 years worth at the current rate of consumption. Total world reserves may total 2 trillion barrels.

The United States produces almost one-fourth of the world's total supply of natural gas, and consumes about one-third of the world's total consumption-- making it the largest natural-gas consuming region in the world. Total natural gas production in 1998 was estimated at 18.9 trillion cubic feet. About 90 percent of the natural gas used in the United States is also produced in the United States. The exploration and production sectors of the natural gas and oil industries employ about 314,000 people.

More homes in the United States are heated by natural gas than any other energy source. According to the US Department of Energy, some 58 million American homes currently receive natural gas service. And, the share of single-family homes being built to receive gas service has increased over the past decade--from 38 percent in 1984 to 66 percent in 1995. That year, the latest for which data are available, natural gas was the most economical source for residential energy needs, costing one-fourth as much as electricity.

Natural gas provides about 25 percent of the energy Americans consume. New high technology gas turbines convert 60 percent of a fuel's energy into electricity during combined-cycle (gas and steam) operation-- a breakthrough in electric power generation efficiency. Industry consumes about 43 percent of the natural gas used in the United States every year, making it the largest consumer of natural gas. The residential sector consumes about 27 percent; the commercial (business) sector, 16 percent; and 14 percent is used to generate electricity. Natural gas can be used with other ingredients to make plastic, paint, fertilizer for crops, anti-freeze for cars, paper, building materials, fabrics and many other products.

Key Factors In Production Process

Rigging, Drilling and Pumping

There are three key factors in our production of oil and gas, which we currently limit to shallow well fields (less than 1500' deep).

The first key factor is the rigging process, where traditional methods are utilized in the erecting and maintenance of the rig.

The second key factor is the drilling process, where once again traditional methods are used, in part because drilling is limited to shallow fields only. We currently use Duddley Drilling and Hayhurst Brothers, both from Abilene, Texas, and Smalley Drilling Company from Albany, Texas.

The third key factor is the pumping of the oil and gas directly into pipelines that are located on or adjacent to our properties.

Production Costs

Our production costs are limited to just getting the oil and gas out of the ground. Currently, these costs average approximately $11 per barrel. With current prices for crude oil approaching the $30 a barrel level, these costs represent approximately 33% of the sales price. When prices drop below this average cost, production stops until either the prices increase once again or new technology is developed that will lower the cost of production.

We seek to minimize our overhead and capital expenditures by subcontracting the drilling, redrilling and workover of wells to independent drilling contractors and by outsourcing other services. We typically compensate our drilling subcontractors on a turnkey (fixed price), footage or day-rate basis depending on our assessment of risk and cost considerations on each individual project.

Development Drilling

Our development strategy focuses on maximizing the value and productivity of our oil and gas asset base through development drilling and enhanced recovery projects. We have budgeted approximately $3,000,000 million for exploitation and development activities for 2000. We have identified over 18 development drilling locations (including both production and injection wells) on the properties we lease in West Texas. In exploiting our producing properties, we rely upon our contracted technical staff of petroleum engineering and geological professionals and utilize the services of outside consultants on a selective basis.

Exploratory Drilling

We do not do any exploratory drilling at this time.

Gathering and Processing of Gas

The natural gas our wells produce is tapped into directly by the buyer. Generally, the gathering systems transport the gas from wells to a common point where it is dehydrated prior to redelivery to downstream pipelines. This gas gathering system in some cases is connected to a third party "header" system which provides access to all major interstate pipelines in the area via seven pipeline interconnects serving Midwestern, Western and Oklahoma intrastate markets.

Operating Hazards and Uninsured Risks

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, mechanical problems, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and financial condition.

In addition, our use of 3-D seismic requires greater pre-drilling expenditures than traditional drilling strategies. Although we believe that our use of 3-D seismic will increase the probability of success of our wells and should reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, unsuccessful wells are likely to occur. There can be no assurance that our drilling program will be successful or that unsuccessful drilling efforts will not have a material adverse effect on us.

Although we have identified numerous potential drilling locations, there can be no assurance that such locations will ever be drilled upon or that oil or gas will be produced from them. Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and gas such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills. Any of the preceding risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to the properties we control.

We maintain insurance against some, but not all, of the risks described above. We may elect to self-insure in circumstances in which management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Abandonment Costs

We are responsible for payment of plugging and abandonment costs on the oil and gas properties pro rata to its working interest. Based on its experience, with the exception of offshore oil and gas properties, we anticipate that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning such properties. There can be no assurance, however, that we will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

Marketing Strategy

We market all of our gas production to gas marketing firms or end users on a day-to-day basis at prevailing spot market prices. Marketing gas for its own account would expose us to the attendant commodities risk that we have chosen to avoid. Our oil and natural gas production is principally sold to pipelines, marketers, refiners and other purchasers having access to natural gas pipeline facilities near its properties and the ability to truck oil to local refineries or oil pipelines.

There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. We have not experienced any difficulties in marketing our oil or gas, in part due to the fact that demand is greater than the available supply. In addition, because supply has been restricted on the world market, the domestic price for crude oil has risen sharply during the past six months.

The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. We remain subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond our control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand.

The revenues generated by our operations are highly dependent upon the prices of, and demand for, oil and gas. The price received by us for our oil and gas production depends on numerous factors beyond our control including seasonality; the condition of the United States and world economies, particularly the manufacturing sector; foreign imports; political and economic conditions in other oil-producing and gas-producing countries; the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have a material adverse effect on the carrying value of our proved reserves and our revenues, profitability and cash flow. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of any single crude oil or gas customer would have a material adverse effect on our results of operations.

Sales Strategy

All of our sales take place on a day-to-day basis. We sell directly to the pipeline supplier at the current day's publicized rate. There are no negotiations. In Texas, we sell our gas to purchasers under percentage of proceeds or index-based day-to-day publicized rates. Under the percentage of proceeds sale, we receive a fixed percentage of the resale price received by the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing our gas. We receive between 1% and 5% of the proceeds from residue gas sales. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue received by us from the sale of natural gas liquids is included in natural gas sales.

Under indexed-based day-to-day contracts, the price per MMBtu we receive for our gas at the wellhead is tied to indexes published in Inside FERC or Gas Daily, and in most cases is subject to a discount to the relevant index in lieu of a gathering fee. All of our oil production is sold under market sensitive or spot price contracts to various purchasers.

We do not currently enter into any production sales contracts.

Distribution Methods for Products and Services

All of our oil and gas products are distributed through existing pipelines that are either on or adjacent to the properties we control. Once the product is drilled, it is pumped directly into the pipeline. At that point the product has been delivered.

Growth Strategy

Our growth strategy is to continue drilling new wells and reworking existing wells on our current properties, identify and secure new acquisitions and facilitate the roll-up of small fields into our operational structure. In addition, we emphasize strict cost controls in all aspects of our business in order to lay a strong foundation for future growth.

New Products and Services

Our plan is to grow in our existing structure, concentrating on our current oil and gas products.

Competitive Business Conditions

Even though current demand exceeds existing supplies, we encounter competition from other oil and gas companies in all areas of our operations, including the acquisition of producing properties and oil and gas leases, marketing of oil and gas and obtaining goods, services and resources. Our competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our competitors are large, well established companies with substantially larger operating staffs and greater capital resources than we have and which, in many instances, have been engaged in the energy business for a much longer time than us. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Competition is also presented by alternative fuel sources including heating oil and other fossil fuels. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Because of the long-lived nature of our oil and gas reserves and management's expertise in exploiting these reserves, management believes that it is effective in competing in the market.

Sources and Availability of Raw Materials

All of our raw materials are subterranean. Proven crude oil and natural gas reserves have been historically strong in the West Texas region. Our current reserves have been appraised, audited, certified and valuated by licensed petroleum geologists and geophysicists of Nova Petroleum Resource Company of Dallas, Texas.

Customer Dependence

With demand exceeding supply now and in the foreseeable future, customer dependence will not be a factor. We sell our crude oil and natural gas on a day-to-day basis to what effectively is the highest bidder on that day. It is not uncommon for us to sell to multiple customers daily.

Intellectual Properties

We do not have any intellectual property issues. We utilize existing equipment, procedures, and technology as provided by our contractors.

Government Approval of Products and Services

Regulatory Factors

In the United States, ownership of minerals initially resides with the owner of the surface land. If the government (federal, state, or local) owns the land, the government may also own the minerals. If the land is privately owned, the minerals may also be privately owned. Over time, this ownership has frequently been separated through sale, with the land having one owner, the mineral rights other owners. Owners of the minerals may then lease out to a "lease operator," the right to produce the minerals, retaining a royalty interest.

The Railroad Commission, through its Oil and Gas Division, regulates the exploration, production, and transportation of oil and natural gas in Texas, where we do all of our business at the current time. Its statutory role is to (1) prevent waste of the state's natural resources, (2) to protect the correlative rights of different interest owners, (3) to prevent pollution, and (4) to provide safety in matters such as hydrogen sulfide. To carry out its regulatory responsibilities over the state's 234,400 active oil and gas wells for prevention of waste and protection of correlative rights, the Commission grants drilling permits based on established spacing and density rules. In addition, each month (1) the Commission assigns production allowables on oil wells and gas wells, (2) receives operators' production reports on 60,500 oil leases (an oil lease may contain multiple oil wells) and 53,000 gas wells, and (3) audits the oil disposition path to ensure production did not exceed allowables. Allowables are assigned according to factors such as tested well capability, reservoir mechanics, market demand for production, and past production.

The Commission also regulates over 53,000 oil field injection and disposals wells under a federally approved program, including permitting, annual reports, and tests. Through this program, fluids are injected into either productive reservoirs under enhanced recovery projects to increase production or into non-productive reservoirs for disposal. In other pollution prevention activities, waste management is carried out by permitting pits and landfarming, discharges, waste haulers, waste minimization, and hazardous waste management. To prevent pollution of the state's surface and ground water resources, the Commission has an abandoned well plugging and abandoned site remediation program that uses funds provided by industry through fees and taxes. Over 10,000 wells have been plugged and some 300 sites remediated with these funds when responsible operators could not be found.

The Oil and Gas Division headquarters are in Austin, Texas with nine district offices spread over the state. The district offices ensure compliance with Commission rules by field inspections, witnessing of well completions, pluggings, testing, etc., and investigating complaints, blowouts, fires, and oil spills. Since the drilling of Texas' first commercial well in 1894, there have been over 68,700 oil and gas fields discovered; almost 30,000 are still active. The total cumulative production from those fields has been 55.3 billion barrels of crude oil and, since 1970, more than 137.5 billion MCF (thousand cubic feet) of natural gas.

General Federal and State Regulation

Our oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

Such regulation requires permits for drilling operations, drilling bonds and reports concerning operations and imposes other requirements relating to the exploration and production of oil and gas. Such state and federal agencies have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.

The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Many states restrict production to the market demand for oil and gas. Some states have enacted statutes prescribing ceiling prices for gas sold within their states.

Effects of Government Regulations on Business

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the wellhead price of natural gas. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted, which amended the NGPA to remove wellhead price controls on all domestic natural gas as of January 1, 1993. While sales by producers of natural gas, and all sales of oil, condensate and natural gas liquids, can currently be made at uncontrolled market prices, Congress could re-enact price controls in the future.

Economic Effects

Our oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws.

Legal Effects

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with our business, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed. Regulations of the gas and oil industry in the State of Texas, where our current holdings are located, are controlled primarily through the Texas Railroad Commission; there is no evidence of anticipated changes in those long-standing regulations.

Research and Development

We do not have any research and development activities and we are not doing any exploratory drilling.

Compliance with Environmental Laws

Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and their relation to safety and health. The recent trend in environmental legislation and regulation generally is moving toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to fines or injunction, or both.

Our company is currently considered an independent producer, and as such realizes exemptions from some environmental protection requirements in the State of Texas. We bear no environmental responsibilities regarding pipelines and the condition thereof, or incidences involving same whereby there could be an environmental impact. When oil and gas enters the gathering line, it is considered to have experienced a transfer of ownership, and thus the responsibilities of the independent producer have ended.

Holding tanks (those tanks holding gas or oil after reserves are brought up from wells) require a "Fire Wall" to be installed completely around tanks. The area between the firewalls and the tanks must be a capacity of 1.2 times greater than the capacity of the respective tank. This process is required in the State of Texas as the means to protect the environment in event of leakage or fire. In the State of Texas, the Texas National Resource Conservation Commission (TNRCC), which acts as an advisor to the Texas Railroad Commission (RRC), is the determining agency in that state as to fresh water depth at any respective drilling site, this being the base depth for protected fresh water. This applies to each site targeted for drilling of an individual well, and applies to normal drilling, production and plugging operations. In addition, there are strict environmental controls on proper use of Reserve Pits utilized after or during drilling process.

In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant material impact on us, as well as the oil and gas industry in general.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liabilities on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting our operations impose clean-up liability relating to petroleum and petroleum related products.

In addition, although RCRA classifies certain oil field wastes as "nonhazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as us, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters.

The Oil Pollution Act of 1990, as amended ("OPA"), contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate $10 million in financial responsibility.

In addition, the OPA currently requires persons responsible for "offshore facilities" to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill in the waters of the United States.

On September 10, 1996, Congress passed legislation that would lower the financial responsibility requirement under OPA to $35 million, subject to an increase of $150 million if a formal risk assessment indicates the increase is warranted. The impact of any legislation is not expected to be any more burdensome to us than it will be to other similarly situated companies involved in oil and gas exploration and production.

OPA imposes a variety of additional requirements on "responsible parties" for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The responsible parties include the owner or operator of an onshore facility, pipeline, or vessel or the lessee or permittees of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities (including pipelines) of all removal costs plus $75 million. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions.

In addition, the Outer Continental Shelf Lands Act ("OCSLA") authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the Outer Continental Shelf ("OCS"). Specific design and operational standards may apply to OCS vessels, rigs, platforms, pipelines, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The FWPCA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal National Pollutant Discharge Elimination System ("NPDES") permits prohibit, or are expected to prohibit within the next year, the discharge of produced water and sand, and some other substances related to the oil and gas industry, into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and we believe that these costs will not have a material adverse impact on our financial condition and operations.

Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing storm water pollution prevention plans. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas.

With respect to certain of its operations, we are required to maintain such permits or meet general permit requirements. The Environmental Protection Agency ("EPA") recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. We believe that we will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on us.

The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on our business to the government and third parties and may require us to incur substantial costs of remediation.

No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial condition or that material indemnity claims will not arise against us with respect to properties acquired by us.

Employees

We currently have two full time employees. All other services are contracted out to various specialists in the oil and gas industry. We also utilize several consultants when the need arises. We have no part time employees.

All of our full time employees are involved in administrative functions. When fully staffed, we expect to have five to six full time employees.

Definitions

The definitions set forth below shall apply to the indicated terms as used in this 10SB12G. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

"AMI" means area of mutual interest.

"Bbl" means one stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

"Bcf" means billion cubic feet.

"BOE" means barrels of oil equivalent, converting volumes of natural gas to oil equivalent volumes using a ratio of six Mcf of natural gas to one Bbl of oil.

"BOPD" means barrels of oil per day. Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

"Completion" means the installation of permanent equipment for the production of oil or gas.

"Developed Acreage" means the number of acres that are allocated or assignable to producing wells or wells capable of production.

"Development Well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"Dry Hole" or "Dry Well" means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

"Exploratory Well" means a well drilled to find and produce oil or gas reserves not classified as proved, to find a new production reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

"Farm-In" means an agreement pursuant to which the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in."

"Field" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. Finding costs. Total costs incurred in oil and gas acquisition, exploration and development activities and capitalized interest divided by total reserve additions, including purchases of minerals in place, extensions, discoveries, revisions and other additions.

"Gas" means natural gas.

"Gross" when used with respect to acres or wells, refers to the total acres or wells in which we have a working interest.

"Infill Drilling" means drilling of an additional well or wells provided for by an existing spacing order to more adequately drain a reservoir.

"Liquids" means crude oil, condensate and natural gas liquids.

"MBbl" means thousand Bbls.

"MBOE" means thousand BOE.

"Mcf" means thousand cubic feet.

"Mcf/d" means one thousand cubic feet per day.

"Mcfe" means one thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

"MMBbls" means one million barrels of crude oil or other liquid hydrocarbons.

"MMBOE" means million BOE.

"MMBtu" means one million British Thermal Units. British Thermal Units means that quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

"MMcf" means million cubic feet.

"Mmcfe" means one million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

"MMS" means Mineral Management Service of the United States Department of the Interior.

"Net" when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by us.

"Net Production" means production that is owned by us less royalties and production due others.

"NGL" means natural gas liquid.

"Oil" means crude oil and condensate.

"Operator" means the individual or company responsible for the exploration, development and production of an oil or gas well or lease.

"Present Value or PV10" when used with respect to oil and gas reserves, means the estimated future gross revenues to be generated from the production of proved reserves calculated in accordance with the guidelines of the SEC, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation (except to the extent a contract specifically provides otherwise), without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10 percent.

"Productive Wells" or "Producing Wells" consist of producing wells and wells capable of production, including wells waiting on pipeline connections.

"Proved Developed Reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved Reserves" means the estimated quantities of crude oil, natural gas and NGLs which upon analysis of geological and engineering data appear with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and NGLs, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (C) crude oil, natural gas, and NGLs, that may occur in undrilled prospects; and (D) crude oil, natural gas and NGLs that may be recovered from oil shales, coal, gilsonite and other such reserves.

"Proved Undeveloped Reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

"Reserves" means proved reserves.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separated from the reservoirs.

"Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

"2-D seismic" means an advanced technology method by which a cross section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

"3-D seismic" means an advanced technology method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

"Undeveloped Acreage "means lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

"Updip "means a higher point in the reservoir.

"Working Interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

"Workover" means operations on a producing well to restore or increase production.

1:4 Reports to Security Holders

We are currently not required to deliver an annual report to security holders. We will begin to voluntarily send an annual report, including audited financial statements, to security holders beginning with the current fiscal year. In addition, we will begin filing reports and other information required by the SEC upon initial filing of our registration.

The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once we complete our filing, will be available at www.sec.gov. It will also be available in the future on our web site once it is established.

ITEM 2.MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1 Plan of Operation

Our objectives are to focus on low risk exploitative drilling of our current and future proven offset locations utilizing 3-D Seismic Analysis prior to drilling. The success rate for drilling using this technology is over 70%. Since we will be using 3-D seismic analysis over and above our already proven off-set drilling locations, we believes we can expect our drilling results to considerably exceed the 70% and above general success rate.

We also intend to continue our efforts to acquire valuable, producing properties, proven reserves and existing wells. Management intends to utilize those members of its Board of Directors who are long time residents of the State of Texas and who have knowledge and experience involving the oil and gas business as a network building force to locate possible acquisitions for us, of such quality, purchase prices and terms as being beneficial to our growth without incurring heavy debt or equity dilution.

We intend to structure some of our acquisition agreements over the next 12 to 18 months utilizing a combination of securities and royalty agreements as a means to limit to some extent the use of only securities to effect our acquisitions and to avoid a need for notes to be paid in cash at later dates. Consideration is also being given to limited use of 24 month Convertible Preferred Stock, earning 5% annual dividends, as a means in some instances to allow owners of large groups of wells with heavy production to feel a stronger level of security in executing sales of their properties to us. Utilization of our securities in acquisitions will not result in dilution of value per share since value will be brought into the Company in exchange for each share of stock we may utilize in lieu of cash to acquire additional assets. Shares sold in a private offering of common stock will not dilute the per share value, as the money raised by means of the private placement will be utilized to add value to our Company.

Cash Flow and The Need To Raise Cash

As of December 31, 1999, we had incurred net operating losses of $358,766, primarily due to acquisition costs and associated administrative costs combined with minimal oil and gas operations. With new drilling expected to begin this spring, we will be utilizing existing wells to generate cash flow and then put that cash flow back into reworking existing wells. We intend to drill at least 17 "20 of our proven offset locations during the next twelve months. Drilling costs are forecast at $1,500,000 and are based upon an average well drilling cost of $65,000 to $80,000 each. We believe that revenue from day-to-day sales will cover all production costs during the next twelve months. We do plan to raise approximately $1,500,000 to $3,000,000 in order to increase our planned production levels during 2000. If we are successful, this will allow us to take advantage of the current strong market and increase our gross revenues. In the event we are not successful, we will continue to drill at a slower rate and subsequently reinvest our revenues into more production.

Planned Research and Development

We do not plan to do any research and development during the next twelve months.

Purchase or Sale of Plant and/or Equipment

We will not be purchasing any equipment during the next twelve months.

Significant Changes in the Number of Employees

During the next twelve months, we plan to add two administrative personnel.

2:2 Management's Discussion and Analysis of Financial Condition

and Results of Operations

The statements contained in this initial report on Form 10-SB concerning the Company's business outlook or future economic performance; anticipated profitability, gross revenues, commissions and expenses or other financial items; and statements concerning assumptions made or exceptions as to any future events, conditions, performance or other matter are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, adequate funding, competition, external factors that we cannot control and regulatory factors.

Since our inception in 1998, we have maintained our strategy to grow reserves, production and net income per share by identifying acquisition opportunities that provide significant development and exploitative drilling potential, exploiting and developing our reserve base, pursuing exploitation opportunities for oil and gas reserves, capitalizing on advanced technology to identify and exploit projects and emphasizing a low overhead and operating cost structure. While our gross revenues have been minimal to date, and while we have yet to realize any net income, we have established a strong initial foothold in the west Texas region through our initial acquisition of TIP for a purchase price of approximately $50,767,401 million in our common stock and Tip's subsequent acquisition of Subsurface in 1999 for approximately $32,573,940 million in its common stock. The Company's growth from acquisitions has impacted its financial results in a number of ways. Acquired properties may not have received focused attention prior to sale. After acquisition, certain of these properties required extensive maintenance, workovers, recompletions and other remedial activity that while not constituting capital expenditures may initially increase lease operating expenses. In addition, we have absorbed the initial administrative and operating costs of developing an oil and gas company, which has resulted in a net operating loss of 358,766 as of December 31, 1999.

Our total revenues to date have been $54,000. This limited income has been generated through minimal sales of oil and gas during our initial period of operation. We are ready to begin larger scale operations now that our initial acquisitions are complete. We intend to drill at least 17 to 20 of our proven offset locations beginning this spring with initial drilling expenses of approximately $1,500,000 paid for from revenue generated by day-to-day sales.

As of December 31, 1999, our initial production costs were $107,770. Our general and administrative costs were $232,626. These costs reflect initial operating and administrative expenses, the majority of which were directly connected with our start-up, including accounting, appraisal and legal fees. Also, we incurred depreciation and depletion expenses of $70,145 and interest expense of $2,225, for a net operating loss of $358,766, resulting in a loss per share of $0.11.

Our oil and gas interests amounted to $82,600,342 along with support equipment valued at $456,859 and cash and receivables of $8,513 for total assets of $83, 025,855 as of December 31, 1999. We had notes payable of $262,025, along with accounts payable of $7,462 and interest payable of $2,225, resulting in total liabilities of $271,712. As of December 31, 1999, our net worth was $82,754,143, or $13 per share.

During the period November 6, 1998 (inception) through December 31, 1999, we acquired our oil and gas properties through our two subsidiaries in transactions accounted for as purchases. In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill. We acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties. TIP subsequently acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 of our Class B preferred shares valued at $40 per share. The conversion rate for the TIP Class A preferred shares was 1:1 and entitled the stockholder to convert their share into our common stock shares. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The conversion rate for our Class B preferred shares is 3:1.

The increased production and revenue resulting from our anticipated growth will require us to recruit and develop additional administrative personnel compatible with our increased size. As a result, we will incur increases in our general and administrative expense levels.

The Company uses the successful efforts method of accounting for its oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves and geological and geophysical costs are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. Impact of Commodity Oil Prices During 1999 and through the first quarter of 2000, the posted price of West Texas intermediate crude oil (the "West Texas Crude Oil Price") ranged from $15.75 to $28.00 per barrel. These high prices were thought to be caused primarily by an tight supply of crude oil inventory created, in part, by an unusually cold winter in the United States and Europe, the apparent unwillingness of Organization of Petroleum Exporting Countries ("OPEC") to cut crude oil production quotas and an increase in demand in Asian markets. A return of high prices for crude oil, natural gas or other commodities sold by the Company could have a material positive effect on the Company's results of operations, on the quantities of crude oil and natural gas that can be economically produced from its fields, and on the quantities and economic values of its proved reserves and potential resources.

Financial Condition

Results of Operations

The Company began operations on November 6, 1998. As a result of the Company's limited operating history, its financial statements are not readily comparable and may not be indicative of future results. The TIP Acquisition and its subsequent Subsurface Acquisition did not close until the beginning of April 1999 and, having limited drilling activity, had a minimal contribution to 1999 operating results.

Selected Statement of Operations Information
	For the Year Ended March 31, 1999	For the Year Ended March 31, 1998	For Nine Months Ended December 31, 1999	For Nine Months Ended December 31, 1998
Total Revenues	$0	$0	$54,000	$0
Total Expenses	0	0	410,541	0
Income (Loss) From Operations	0	0	(356,541)	0
Total Other Income (Expense)	(0)	0	(2,225)	(0)
Net Profit (Loss)	0	0	(358,766)	0

Selected Balance Sheet Information
	For the Year Ended March 31, 1999	For the Year Ended March 31, 1998	For Nine Months Ended December 31, 1999
Total Current Assets (Deficiency)	75	$0	$8,513
Total Current Liabilities	0	0	271,712
Total Property & Equipment	0	0	83,057,201
Total Liabilities	0	0	271,712
Total Other Assets	0	0	0
Total Assets	75	0	83,025,855
Net Shareholders Equity	75	0	82,754,143

Net Profits

We have not realized a net profit from operations as of December 31, 1999. We have an operating loss of $358,766. This net operating loss is due in large part to initial production and general and administrative costs combined with minimal drilling during our initial operations.

Total Revenues

Our total revenues as of December 31, 1999 were $54,000. These revenues were generated from minimal drilling activity during 1999.

Cost of Goods Sold

Our cost of goods sold for the production of oil and gas as of December 31, 1999 were $107,770.

Selling Expenses

We had no selling expenses in 1999.

Operating Data

The following sets forth the Company's historical operating data:

			Period Ended December 31, 1999
Production:
	Oil and Condensate	(MBbls)	2,539
	Natural Gas	(MMcf)	9,914
	Total	(Mmcfe)	12,453

Average sales price per unit:
	Oil and Condensate	(per Bbl)	18.11
	Natural Gas	(per Mcf)	2.54
	Total	(per Mcfe)	20.65

Expenses per Mcfe:
	Production costs	(excluding other production, taxes)	107,770
	Other Production, Taxes		2,225
	General & Administrative		232,626
	Depletion, depreciation, amortization		70,145

Provision for Income Taxes

The Company uses the accrual method of accounting for tax reporting purposes. At December 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $358,000 which expires through the year 2014. Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years. For the period ended December 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities, which have been offset by valuation allowances in the same amount.

Liquidity and Capital Resources

The Company's primary sources of capital have been its initial capitalization, private equity sales and cash flow from operations.

The 1999 TIP Acquisition and its subsequent Subsurface Acquisition was principally funded with our securities, including common and preferred shares.

Net Cash Provided by Operating Activities

We have yet to realize any net cash provided by operating activities.

Capital Expenditures

For 1999, our adjusted budget was $370,000 for capital expenditures, although we did not incur any actual cash expenditures. The Company requires capital primarily for the exploitation, development and acquisition of oil and gas properties, the repayment of indebtedness and general working capital needs.

For 2000 we currently expect to spend approximately $3,000,000 in capital projects, none of which would be used for development projects.

The Company regularly engages in discussions relating to potential acquisitions of oil and gas properties. Other than the Graham acquisition, the Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the acquisition of oil and gas properties and interests in its normal course business. Any future acquisitions may require additional financing and may be dependent upon financing which may be required in the future to fund the Company's acquisition and drilling programs.

Independent petroleum geologists have appraised our oil and gas properties. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. SFAS No. 133 is required to be implemented for the first quarter of the fiscal year ended 2001. Early adoption is permitted. The Company has not evaluated the effects of implementing SFAS No. 133.

Accounting for Stock Options

In October 1995, the FASB issued Statement of Financial Accounting Standards no. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of December 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

To date, our revenues have been limited and there have been no trends established regarding our liquidity.

Sources of Liquidity

We will derive most of our liquidity from revenues generated through the normal course of business and from the proceeds of any future private or public offering, if any.

Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

We are planning to allocate approximately $3,000,000 to drilling and rework expense during 2000. Our expected source of funds for these expenditures will be a combination of ongoing revenues from existing producing wells and potential funding from private and/or public financing alternatives.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

We believe the current strong market for oil and natural gas will continue, with prices remaining at or near current levels. In the event that the world's oil supply becomes more readily available, and therefore begins to meet demand, our future net operating results could be adversely affected as prices drop. In addition, existing oil and gas wells will decrease in productivity over time. If we are unable to acquire new reserves, our future net operating results would be adversely affected.

Significant Elements of Income/Loss Not From Continuing Operations

None.

Causes for any Material Change in Line Items

None.

Seasonal Aspects that Effect Results

With current demand exceeding available supplies of natural gas and oil, the market for oil and natural gas remains strong year round. In the event the availability of oil and natural gas should in the future exceed demand, we could be affected by seasonal aspects such as weather, especially in the production of natural gas. As an example, a very cold winter with limited supplies of natural gas would drive the price up and affect us positively. On the other hand, a warm winter with abundant supplies would have a negative affect on us.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business, nor does it see an impact in the near future.

Interim Periods

There was no material change in the status of the Company between August 1, 1999 and December 31, 1999, the current interim period.

Material Changes

None.

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

None.

ITEM 3.DESCRIPTION OF PROPERTY

3:1 Location and Condition of Property

Our corporate headquarters are currently located in Sacramento, California, where we occupy space provided by President Garry Duncan. Under the agreement made with Mr. Duncan, we do not currently have to pay any rent or overhead until such time as our revenues are substantial enough to support a permanent location for our company. We currently occupy three administrative type offices, totaling approximately 300 square feet. We have agreed to compensate Mr. Duncan for the usage of this space at the prevailing market rate once revenues permit.

All of our current and near term drilling activity will take place in Southwest Texas as described herein. While we currently do not own any land, we do control property leases with all mineral rights attached as also described herein. In addition, we currently own approximately $478,000 in drilling equipment located in Taylor County, Texas.

Our wholly owned subsidiary, Texas International Petroleum ("TIP"), owns oil, gas and mineral leases that consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas. Independent petroleum geologists have appraised the oil and gas properties. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.
		Net Present Value	Net Present Value
Net Oil	Net Gas	@ 0% Discount	@ 10% Discount
(Bbls)	(MCF)	$USD	$USD

7,160,238		$ 43,286,964	$ 13,276,466
	49,904,391	$ 99,909,363	$ 37,237,081

Tip's wholly owned subsidiary, Subsurface Energy Corp. ("Subsurface") owns oil, gas and mineral leases that consist of approximately 1,400 acres located in various west Texas counties. A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated December 31, 1999 supports the following valuation.

		Net Present Value	Net Present Value
Net Oil	Net Gas	@ 0% Discount	@ 10% Discount
(Bbls)	(MCF)	$USD	$USD

4,042,686	17,051,626	$ 116,560,721	$ 41,753,076

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

Property Titles, Leases

Title to the Company's oil and natural gas properties is subject to royalty, overriding royalty, carried interest and other similar interests and contractual arrangements customary in the oil and natural gas industry, to liens incident to operating agreements and for current taxes not yet due and other comparatively minor encumbrances.

As is customary in the oil and natural gas industry, only a perfunctory investigation as to ownership is conducted at the time undeveloped properties believed to be suitable for drilling are acquired. Prior to the commencement of drilling on a tract, a detailed title examination is conducted and curative work is performed with respect to known significant title defects.

Insurance

The oil and gas industry is subject to many risks, including the risk that no commercially productive reservoirs will be discovered, or if reserves are found, that they will not be in sufficient quantities to be economical for recovery. The costs of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled because of numerous outside factors including title problems, weather conditions, mechanical problems, governmental requirements and shortages or delays in deliveries of equipment and services. We have risks inherent in normal oil and gas operations such as fire, natural disasters, explosions, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of oil and gas, environmental pollution, personal injury claims and property damage. Any unsuccessful drilling activities or accidents may have an adverse effect on our future results of operations and financial condition. At present, the independent companies we retain to provide the rigging and drilling of the oil and natural gas, known as "Pumpers" maintain insurance against some, but not all, of the risks described above. We may elect in the future to self-insure in circumstances in which management believes that the cost of insurance is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Oil and Natural Gas Reserves

Our oil and gas properties are located in the Permian of West Texas. The following table summarizes the estimates of our historical net proved reserves as of December 31, 1999, and the present values attributable to these reserves at such dates. Nova Petroleum Resource Corp. in Dallas, Texas prepared the reserve and present value data of the Company.

December 31, 1999
(dollars in thousands)
Estimated proved reserves:

Oil and condensate (MBbls)	159,847
Natural gas (MMcf)	99,909
MMcfe (6 Mcf per Bbl)	16,651

Proved developed reserves as a percentage of proved reserves	100%

PV-10 (a)	92,266,623

Standardized Measure of Discounted Future Net Cash Flows (b)	$73,813,298

(a) The present value of future net revenue attributable to the Company's reserves was prepared using prices and costs in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis.

(b) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value of future net revenues, after income taxes, discounted at 10%.

In accordance with applicable requirements of the Securities and Exchange Commission ("SEC"), estimates of our proved reserves and future net revenues are made using sales prices and costs estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). The average realized prices for our reserves as of December 31, 1999 were $17 per Bbl of oil and condensate and $2.51 per Mcf of natural gas.

Estimated quantities of proved reserves and future net revenues therefrom are affected by crude oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and gas reserves and their estimated values including many factors beyond the control of the producer. The reserve data set forth in this report represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by us, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploitation activities, prevailing oil and gas prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. Our estimated proved reserves have not been filed with or included in reports to any federal agency.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.

Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Productive Wells

The following table sets forth our productive wells as of December 31, 1999:
		Actual
	Gross	Net
Oil	23	23
Gas	3	3

Total Productive Wells	26	26

Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well.

Acreage Data

Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which we held a leasehold mineral or other interest as of December 31, 1999.
	Developed Acres		Undeveloped Acres		Total
Gross	Net	Gross	Net	Gross	Net
3,048	520	1,939	0	4,987	520

Drilling Activities

The following table sets forth our drilling activity on our leased properties for the periods presented.

			Period Ended December 31, 1999
		Gross	Net
Exploited Wells
	Productive	26	26
	Nonproductive	0	0

Development Wells
	Productive	0	0
	Non Productive	0	0

Total		26	26

At December 31, 1999, we had no gross wells or net wells being drilled that were not included in the above table.

Net Production, Unit Prices and Costs

The following table presents certain information with respect to oil and gas production, prices and costs attributable to our oil and gas property interests for the periods presented.

		Period Ended December 31, 1999
Production:
	Oil and condensate (MBbls)	2,539
	Natural Gas (MMcf)	9,914
	Total	12,453

Average Sales Price:
	Oil and condensate (MBbls)	18.11
	Natural Gas (MMcf)	2.54
	Total	20.65

Production Costs
	Production Direct (per Mcfe)	107,770
	Other Production and Other Taxes (per Mcfe)	2.225
	G & A (per Mcfe)	232,626
	Depletion, Depreciation and Amortization (per Mcfe)	70,145

3:2 Investment Policies

We currently do not make any outside investments. Our total production takes place on leased lands that we control.

3:3 Description of Real Estate and Operating Data

We currently do not own any real estate. All of our gas and oil properties are on leased land.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by each person known by the Company to own beneficially 5% or more of the Common Stock:
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class	Name and Address of Beneficial Owner Controlling Shareholder
Common	Litchfield Petroleum Limited, 20 Gissing Drive Southwest, Calgary, Alberta T3E 4V7	1,200,000	19%	William Lenz 104 Pine Street Suite 408 Abilene, TX 79601
Common	Garry C. Duncan 18826 North Lower Sacramento Road Suite C Woodbridge, CA 95258	400,000	6%	Individual
Common	Rockwood Resources, Inc. 3241 S. First St. Abilene, TX 79605	369,000	6%	Shannon Hinkle 941 Mulberry St. Abilene, TX 79601
Common	Southwin Financial, Ltd., 20 Gissing Drive Southwest, Calgary, Alberta T3E 4V7	358,500	6%	William Lenz 104 Pine Street Suite 408 Abilene, TX 79601

	5% shareholders as a group	2,327,500	37%
Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.
Note (2) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the company's Class B Preferred Stock by each person known by the Company to own beneficially 5% or more of the Preferred Stock:
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class	Name and Address of Beneficial Owner Controlling Shareholder
Class B Preferred	Southwin Financial, Ltd., 20 Gissing Drive Southwest, Calgary, Alberta T3E 4V7	5,000	71%	William Lenz 104 Pine Street Suite 408 Abilene, TX 79601
Class B Preferred	Litchfield Petroleum Limited, 20 Gissing Drive Southwest, Calgary, Alberta T3E 4V7	2,000	29%	William Lenz 104 Pine Street Suite 408 Abilene, TX 79601

	5% shareholders as a group	7,000	100%
Note (1) The number of shares of Preferred Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Preferred Stock as to which a person has sole or shared voting or investment power and any shares of Preferred Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.
Note (2) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

4:2 Securities Ownership of Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class
Common	Garry C. Duncan 18826 North Lower Sacramento Road Suite C Woodbridge, CA 95258	400,000	6.30%
Common	Robert E. McMillan 221 Birnamwood Drive Burnsville, MN 55337	200,000	3.15%
Common	Stephen F. Burg 3527 Winged Foot Drive Fairfield, CA 94533	200,000	3.15%
Common	Dennis J. O'Leary 3490 Tripp Road Woodside, CA 94062	20,000	0.31%
Common	Thomas Reimer 1 Uccelli Boulevard Redwood City, CA 94063	20,000	0.31%
Common	William D. Batts 100 4th Street Ballinger, TX 76821	5,000	0.008%
Common	Thomas P. Page 4701 Don Juan Abilene, TX 79605	5,000	0.008%
Common	Marie N. Rolfe 6869 Anaya Ranch Road Flagstaff, AZ 86004	0	0%
Common	Billy Bob Williams 402 Avenue E Marble Falls, TX 78654	5,000	0.008%
	Officers and Directors as a group	855,000	13.48%
Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.
Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See " Certain Relationships and Related Transactions."}
Note (3) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.
Note (4) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act. The address at which each Executive Officer and Director can be reached is the Company's headquarters, located at 18826 North Lower Sacramento Road, Suite C Woodbridge, CA 95258.

Compliance with Section 16(A) of the Exchange Act

Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3 Changes in Control

There have not been, nor are there any plans for, a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

5:1 Directors and Officers

The Director and executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non-executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

The Directors and executive officers of the Company were appointed on May 20, 1999. As of December 31, 1999, the names, ages and positions are as follows:
Name (1)	Age	Position
Marie N. Rolfe	69	Chairman
Garry C. Duncan	44	President
Robert E. McMillan	49	CFO
Stephen F. Burg	62	Secretary
Dennis J. O'Leary	72	Director
Thomas Reimer	70	Director
William D. Batts	77	Director
Thomas P. Page	55	Director
Billy Bob Williams	77	Director

Note (1): These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Marie N. Rolfe, Chairman of the Board

Ms. Rolfe, age 69, joined us as Chairman of the Board in January 1999. After a sabbatical from her early college education to pursue extensive European travel, Rolfe took up residence in Italy, where she received a BA degree in Liberal Arts from the University of Bologna in 1966. Returning to reside in the US, she became Executive Director of Horizons Foundation, a public benefit, non-profit corporation, for several years. From 1976 to 1979, Ms. Rolfe served as Legal Assistant to Corporate and Securities Attorney Fredrick M. Sigmund, where she did legal research, business formation, corporate contracts and other corporate document structures. She became a corporate and business consultant during the 1980's while operating closely for a period during the mid-80's with the Wagner Law Offices in Denver, Colorado. Rolfe ceased all consulting activates in 1991 to spend more time with her family.

Garry C. Duncan, CEO/Director.

Mr. Duncan, age 44, has been a partner in Duncan, Duncan & Associates, Inc .for nearly 20 years. He has extensive experience as a manager of business and of people, as one of the managing principals of a corporation for 16 years. He is a licensed real estate broker and a certified general real estate appraiser. Mr. Duncan has extensive experience in cash flow and discounted cash flow analysis, in-depth feasibility studies for real estate and businesses, plus many years of experience in finance including complex "bond" programs. He has also been site manager on large real estate development projects, which alone calls for ability to manage and deal with people in a wide variety of professions and types, plus coordinate and control all aspects of the project, with constant awareness of the financial responsibilities involved. He is well versed in environmental issues, and has experience dealing with the Environmental Protection Agency. He is qualified as an Expert Witness in Superior Courts of Los Angeles California and some counties in Northern California. Mr. Duncan clients have numbered in the hundreds and include numerous government agencies: cities, counties, state and federal agencies. His professional dealings include countless lending institutions, major US and international banks.

Mr. Duncan is a Graduate of the University of California, at Los Angeles, California, receiving a Bachelor of Arts in Political Science in 1977. Subsequently he has taken various postgraduate courses such as Market Trends and Perspectives; Law and Finance at UCLA. He has studied Management and Accounting at several universities, and continues with periodic continuing education courses and seminars.

Robert E. McMillan, Chief Financial Officer/Director

Mr. McMillan, age 49, Degrees: BSBA from the University of Central Florida in 1972 with a major in Quantitative Economics; MBA from the University of West Florida in 1974 with a major in Finance and Master Thesis in Oil & Gas; and completed an Accounting Major at the University of West Florida in 1975. He has eighteen years experience as an Examiner in Charge and Senior Insurance Examiner, including the examination of 15 fortune 500 companies. A former Finance Insurance Instructor for Troy State University, at their Fort Walton Beach, Florida campus, he taught managerial finance and investments. Mr. McMillan was also President of Jarmac Solutions, Inc. for three years, specializing in accounting software and hardware solutions.

Stephen F. Burg, Secretary/Director.

Mr. Burg, age 62, holds a business degree from Boston University. After 20 years of senior management within a public corporate environment, he formed a corporate consulting company in 1986. Mr. Burg's company offers corporate growth and strategies for public and private companies nationally and internationally. It provides services to clients in restructuring their operating base; guidance in how to prepare for raising of equity financing through public investment; assisting in identifying and acquiring additional assets or other companies or products. The services he provides include the writing and publishing of business plans, assisting private companies in becoming public and creating a market for these client companies; negotiations on behalf of client companies for mergers and acquisitions; and providing corporate and personnel evaluations, contract negotiations and corporate subsidiary structuring for growing and expanding companies, both nationally and internationally.

Dennis J. O'Leary, Vice President/Director.

Mr. O'Leary, 74, has a BSMA. degree from University of Santa Clara, at Santa Clara, California. He also is a graduate of Heald Engineering College. Mr. O'Leary is a Mechanical Engineer, and has taken an extensive number of advanced postgraduate courses in water and air pollution treatment, chemistry, process vessel design, computer controls, UV energy systems, and more. From 1990 to present, Mr. O'Leary has worked independently on the development of new technologies. Mr. O'Leary currently occupies most of his time as a sought after Environmental and Equipment Consultant in the US, China, Korea, Italy and Australia. For the 35 years up to 1990, Mr. O'Leary, as its Founder, owned and operated Shamrock Engineering Corp. consulting and engineering firm, which also manufactured environmental equipment. Among the categories of equipment he designed and manufactures are: 10 different systems to treat industrial wastewater and toxic exhaust streams; skid mounted water purification system designed for third world countries, including China to treat the polluted river water where over 400 million people live in small to medium sized villages; two systems used successfully in the Nuclear Power Industry. Shamrock designed and established Fiberglass (a petroleum derivative "Resin") Manufacturing Plants in various parts of the world. Mr. O'Leary signed an agreement in 1975 with Samsonite Luggage to establish a licensed manufacturing facility in Lahore, Pakistan. This plant to initially manufacture luggage, also now manufactures fiberglass (resin), boats, pipe, auto parts, tractor parts, process tanks, ducting, scrubbers for air pollution control, and more. O'Leary owns 49% of this plant. Mr. Dennis O'Leary brings to us expert knowledge of petroleum derivatives and products manufactured from them; and seasoned experience in domestic and international business and negotiation.

Thomas Reimer, Vice President/Director.

Mr. Reimer, age 70, is President/Chairman of Reimer Industries, a manufacturer of products for the golfing industry. His product line includes two specialty golf items he has patented and is now manufacturing and distributing with more products coming on line on a regular basis. A newly developed line of fiberglass docks for commercial marina use has also been developed and is now in the process of being marketed both nationally and internationally. He has 35 years experience in real estate, owning and managing his own business and he is a past president of the Bay Area Real Estate Association.

William D. Batts, Director.

Mr. Batts, age 73, has held various positions with Petroleum Information, Inc., a large oil and gas data gathering firm in the State of' Texas since 1978, and for the past five years he has been and is currently manager of the South Texas Region of Petroleum Information, Inc. From 1950 to 1978, Mr. Batts was farming in West Central Texas and served on the board of directors of Ballinger co-op and elevators. Honorably discharged as a Navy Pilot in 1946, he graduated from the University of Texas in 1950 with a BS degree in mechanical Engineering.

Thomas Phillip Page, Director.

Mr. Page, age 59, is a Geological Engineer. He earned a BA degree in Mathematics and Physics from University of Texas in 1965 and a BS degree in Geological Engineering from Abilene Christian University in 1983. He has been a petroleum consultant since 1965. For the last five years Mr. Page has operated professionally as a contracted, independent petroleum business consultant and geological engineer to drilling companies in North, North Central and West Texas.. From 1971 to 1990, he worked in geological exploration, drilling, completion engineering and production supervision with H.J. Hughes Oil Service, Permian Corporation, Grimm Oil and Frontier operating, Inc. He has worked on more than 285 wells in drilling, completion or re-entry.

Billy Bob Williams.

Mr. Williams, age 77, has, since 1994 to present, been Founder, Chairman and C.E.O. of Stanford Mortgage Company in Dallas, Texas. Mr. Williams received an Associate degree and Mortgage Banking from Southern Methodist University in 1972 and also attended Baylor University and the University of Texas. Prior to that, he spent five years as a consultant to the Medical Assist Funding Corporation; was the president of two mortgage companies in Dallas, Texas, and has been involved in real estate development from time to time. He has also been a contracted business consultant during the past five years.

Director Compensation

All authorized out-of-pocket expenses incurred by a Director on our behalf will be subject to reimbursement upon receipt by us of required supporting documents of such expenses. Although Directors may be eligible to participate in our future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

5:2 Significant Employees

We rely heavily on our Board of Directors and our current executive staff to implement our business plan.

5:3 Family Relationships

Not applicable.

5:4 Involvement in Legal Proceedings

None of the Company's management is involved in any type of legal proceedings.

ITEM 6. EXECUTIVE COMPENSATION

6:1 General

None of the executives and/or Directors currently has a compensation package. The Company has not entered into any written employment agreements with its executive officers as of December 31, 1999. All members of management have elected to postpone negotiations with us regarding salaries, until such time as our revenue is adequate to pay salaries without causing financial damage to our plan for business development. When it becomes necessary, more detailed written employment contracts may be entered into between our key personnel and us.

Our Board of Directors has not adopted any Stock Incentive Plan as of December 31, 1999. We are considering formulating such a plan in the future to encourage our Directors, executive officers and employees to bring in better operation results and to maximize the value of our common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options (ISOs) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISOs (non-Qualify Stock Options or "NQSOs")

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of our subsidiaries. No specific sums of remuneration have as yet been proposed in a Plan, for respective salaries to be paid in the immediate future, directly or indirectly by us to our officers and directors.

6:2 Summary Compensation Table
Name and Principal Position	Year	Annual Salary	Other Compensation	Total Compensation
Garry C. Duncan, President	1999	$0	$0	$0
Robert E. McMillan, Vice-President	1999	$0	$0	$0
Stephen F. Burg, Secretary	1999	$0	$0	$0
Dennis J. O'Leary	1999	$0	$0	$0
Thomas Reimer	1999	$0	$0	$0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1 Previous Two Years

As partial consideration in the acquisition of TIP, we issued a non-interest bearing note for $190,000, dated February 24, 1999, payable to Southwin Financial, Ltd., a stockholder of the Company, which is due September 15, 2000. The note was issued in exchange for organizational services

On April 3, 1999, we acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation, (collectively referred to herein as "TIP"), in exchange for 2,000,000 shares of our $0.001 par value common stock valued at $25.38 per share and 2,000 shares of our $0.001 par value Class B Preferred Stock valued at $40 per share. The Class B Preferred Shares are convertible, have voting privileges and will pay a 5% dividend per annum. As further consideration, as described above, we issued a non-interest bearing note for $190,000 to Southwin Financial, Ltd, a major shareholder of TIP, in exchange for organizational services. The total value of the transaction was $50,767,401, which was based upon valuation by licensed petroleum geologists.

On April 9, 1999, we acquired, through our wholly owned subsidiary TIP, 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface") in exchange for 1,604,797 shares of Tip's $20.00 par value Class A preferred stock and 5,000 shares of our $0.001 par value cumulative Class B preferred stock valued at $40 per share. The preferred shares of TIP will pay a 6% dividend per annum and are convertible at the rate of one to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. Our preferred shares will pay a 5% dividend per annum and are convertible at the rate of three to one any time after issuance to restricted rule 144 common shares of our $0.001 par value common stock. The total value of this transaction is based upon the evaluation of Subsurface's proven producing reserves at $32,095,940 and $478,000 for certain oil field equipment, resulting in a total value of $32,573,940.

As a result of these acquisitions, we also acquired two oil and gas leases from Southwin Financial, Ltd. that had been leased to TIP on March 9, 1999. These leases are comprised of 960 acres in Edwards County, Texas and 979 acres in Pecos County, Texas. Southwin received 10,102,696 shares of TIP common stock as consideration for the leases.

We obtained a line of credit on April 13, 1999 and amended it on December 1, 1999 from Ravendale Financial, Inc., a stockholder of the Company, due on August 9, 2000 with interest accruing at 10.50%. Funds available from this line of credit are $75,000. We have a current balance of 55,000.

We have received various non-interest loans from officers, directors and relatives totaling $16,475, which is due on September 15, 2000.

7:2 Exempt

Not Applicable

7:3 Parent Company

Not Applicable.

7:4 Transactions with Promoters

Not applicable.

ITEM 8.DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

Common Stock

The Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, with a par value of $0.001, As of December 31, 1999, we had 6,348,235 shares of common stock issued and outstanding, all fully paid and non-assessable. Holders of Common Shares of the Company are entitled to share ratably in all of our assets available for distribution upon winding up of the affairs of the Company, after payment of all debts and any other liabilities we may have, and subject to prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. Holders of the Company stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors.

Preferred Stock

The Articles of Incorporation authorize the issuance of 10,000 shares of Class B 5% convertible preferred stock, $40.00 par value. As of December 31, 1999, we had 7,000 shares of preferred stock issued and outstanding. Each preferred stock share is convertible into 3 shares of our common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. As of December 31, 1999, there were no accrued dividends and the total liquidation value was $280,000. No Cumulative Voting. Holders of the Company stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors.

8:2 Debt Securities

Not Applicable

8:3 Other Securities

Not Applicable

PART 11

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1 Market Information

Our common stock currently trades on the Pink Sheets under the symbol "WSCO" . From March 16, 1999 to December 15, 1999, our shares were traded on the OTC Bulletin Board. Our high and low trading price and volume for the past five (5) quarters are listed in the following table:

Quarterly WSCO Stock Trading Summary
Quarter	High	Low	Close	Volume

1st Quarter 1999	6	1.625	1.625	2,700
2nd Quarter 1999	7.25	.15	5.25	25,400
3rd Quarter 1999	5.25	.13	.28	276,300
4th Quarter 1999	1.625	.13	.75	1,095,700
1 st Quarter 2000	1.15		.3125	203,600

As of the date of this Registration Statement, we have no outstanding options to purchase shares of our $.001 par value common stock.

As of December 31, 1999, of the 6,348,235 total Common Stock shares issued and outstanding, 2,596,538 shares were considered to be restricted pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

No Assurance of Continued Public Trading Market

Since March 16, 1999, there has been only a limited public market for our common stock. Our common stock is currently quoted on the "Pink Sheets" As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. In addition, the common stock is currently subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the US Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell our common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

1:2 Holders

As of December 31, 1999, there were 869 holders of record of the Company's Common Stock, and the number of beneficial holders was 4.

1:3 Dividends

Holders of shares of the Company's Common Stock are entitled to receive ratably, dividends if any, of cash or stock. Our directors are responsible for the declaring of dividends, cash or stock. If a cash dividend, it shall be paid out of funds legally available for dividends. We have not in the past paid dividends of any type.

Possible Anti-Takeover Effects of Authorized but Unissued Stock

Our authorized but unissued common capital stock consists of 13,651,765 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in our best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

ITEM 2.LEGAL PROCEEDINGS

2:1 Pending Legal Proceeding

We are not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against us has been threatened.

2:2 Government Authority Contemplating

Not Applicable.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Since our inception in 1998 and up to the present time, our principal independent accountant has neither resigned (or declined to stand for reelection) nor been dismissed. Our independent accountant is Turner, Stone & Company, LLP, 12700 Park Central Drive, Suite 1610, Dallas, Texas 75251. There are no changes in and disagreements with accountants on accounting and financial disclosure.

3:1 Accountant Dismissed

Not Applicable

3:2 Accountant Disclosures

Not Applicable

3:3 Detail of Subject Matter

Not Applicable

3:4 Discussions with Board of Directors

Not Applicable

3:5 Accountant Authorized to Issue Subsequent Report

Not Applicable

ITEM 4.RECENT SALES OF UNREGISTERED SECURITIES

4:1 Date, Title, and Amount Sold

As of December 31, 1999, we had 6,348,235 shares of our $.001 par value common stock issued and outstanding of which 1,351,410 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 4,047,825 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.
Date	Class	Shares	Price	Consideration	Issued To
4/22/99	Common	295,408	Opening	Cash, Services	Various Entities & Individuals Between 1971 and 1994
4/22/99	Common 504	396,000	$0.001	Cash	Julianem Family Trust
4/27/99	Common Adj.	2	Adj.	Adj.	Cede
5/14/99	Common 144	2,478,884	$0.001	Cash	Issued to 25 Entities and Individuals
5/20/99	Common 504	60,000	$0.001	Cash	Barbara Scofield, O'Leary
5/24/99	Common 144	1,000,000	$25.38	Acquisition of Assets (TIP)	Southwin Financial Ltd.
6/17/99	Common 144	511,000	$0.001	Cash	Issued to 6 Entities and Individuals
6/28/99	Common 144	1,941	$0.001	Cash	Stephen F. Burg
7/1/99	Common 144	1,000,000	$25.38	Acquisition of Assets (TIP)	Litchfield Petroleum Ltd.
7/1/99	Common 504	600,000	$0.001	Acquisition of Assets (TIP)	Vance Energy, Grayson Financial, Loma Holdings
11/26/99	Common 144	5,000	$1.00	Services	Faulkner
12/31/99	Balance	6,348,235

Between December 31, 1994 and March 1, 1999, we did not have any sales of unregistered securities.

Between March 1, 1999 and April 6, 1999, we issued to 6 individuals and entities an aggregate 4,047,825 shares of our $.001 par value common stock at $0.001 each by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $4,047 in cash. Of the 4,047,825 shares issued, 1,056,000 shares were free trading and 2,991,825 were restricted. We filed our amended closing form D on April 6, 1999. The dates listed within this section 4.1 reflect the physical issuance of the stock certificate.

Between November 26, 1999 and the date of this amended filing we have not had any sales of unregistered securities.

Shares issued to Southwin Financial, Ltd., Litchfield Petroleum Ltd., Vance Energy, Grayson Financial and Loma Holdings were issued in connection with our acquisition of TIP. Subsequent to this issuance, some of these shares have been redistributed by the respective entities among themselves and to Rockwood Resources, Inc., as reflected in Item 4, Section 4.1, "Security Ownership of Certain Beneficial Owners".

4:2 Underwriters

Not Applicable

4:3 Offering Price

Not Applicable

4:4 Exemption Applied

Not Applicable

4:5 Conversion Terms

Not Applicable

4:6 Report Items

Not Applicable

ITEM 5.INDEMNIFICATION OF DIRECTORS AND OFFICERS

No director of the Company will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. The By-laws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751). Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to us, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

PART F/S

ITEM 1.FINANCIAL STATEMENTS

Wolfstone Corporation

and Subsidiaries

(A Development Stage Company)

Consolidated Financial Statements

and

Unaudited Report

For the Periods April 1, 1999

Through December 31, 1999

C O N T E N T S

CONSOLIDATED BALANCE SHEET 1

CONSOLIDATED STATEMENT OF OPERATIONS 2

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY 3

CONSOLIDATED STATEMENT OF CASH FLOWS 4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 5-11

WOLFSTONE CORPORATION AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
April 1, 1999 AND December 31, 1999
Assets

Current assets:
Cash	$ 276
Accounts receivable	8,237
Total currents assets	8,513
oil and gass properties, accounted for using the successful efforts method:
Oil and gas interests, proved properties, net of $18,697 of accumulated depletion	82,590,790
Support equipment, at cost, net of $51,448 of accumulation depreciation	426,552
83,017,342
$ 83,025,855
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 7,462
Interest payable	2,225
Notes payable	262,025
Total current liabilities	$ 271,712
Commitments and contingencies	-

Stockholders' equity
Preferred stock, $40 par value, 10,000 shares authorized, 7,000 shares issued and outstanding of Class B convertable, liqudation value $280,000	280,000
Common stock, $.001 par value, 20,000,000 shares authorized, 6,348,234 shares issued and outstanding	6,348
Paid in capital in excess of par	82,826,561
Deficit accumulated during the development stage	(358,766)
$ 83,025,855

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS April 1, 1999
THROUGH December 31, 1999

Revenue	$ 54,000
Operating expenses:

Production costs	107,770
General and administrative	232,6236
Depreciation and depleation	70,145
410,541

Operating loss	(356,541)

Interest expense	2,225

Loss before income taxes	(358,766)

Provisions for income taxes	-

Net loss	$ (358,766)

Net loss per share
Basic	$ (0.11)
Diluted	$ (0.11)

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIODS April 1, 1999
THROUGH December 31, 1999

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Add'l Paid in Capital	Accumlated Deficit	Total
Balance at April 1, 1999	-	$ -	295,408	$295	$ 75	$ (295)	$ 75
Issuance of common stack for cash	0	0	2,424,100	2,424	0	0	2,424
Issuance of Common stock in exchange for oil and gas properties	0	0	2,000,000	2,000	50,511,926	0	50,513,926

Issuance of preferred and common stock in exchange for oil and gas properties	7,000	280,000	1,628,727	1,629	32,292,274	0	32,573,903

Additional Capital Contributed	0	0	0	0	22,361	0	22,286

Net loss	0	0	0	0	0	(358,766)	(358,766)

Balance at December 31, 1999	7,000	$280,000	6,343,235	6,343	82,826,561	$(358,766)	$82,754,143

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS April 1, 1999
THROUGH December 31, 1999

Cash flows from operating activities:

Net loss	$ (358,766)
Adjustment to reconcile net loss to net
Cash used in operating activities:

Depreciation and depletion expense	70,145
Interest Expense	2,225
Common stock issued for services	2,424
(Increase) decrease in accounts receivable	(8,237)
Increase (decrease) in accounts payable	7,462
Increase (decrease) in notes payable for start up costs	190,000

Net cash used in operating actives	(94,110)

Cash flows from investing activities	-

Cash flows from financing activities:

Proceeds from notes payable	72,025
Additional capital contributed	22,361
Net cash provided by financing activities	94,386
Net increase in cash	276

Cash at March 31, 1999	-

Cash at December 31, 1999	$ 276

Supplemental Schedule of Non-Cash Investing

and Financing Activities
Issuance of common and preferred stock shares in acquisition of oil and gas properties	$ 83,087,829

Issuance of common stock and note payable in exchange for start up services	$ 192,419

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Integrated Direct, Inc. (IDI) was incorporated in the state of Delaware on March 15, 1990. IDI operated a direct mail business until it filed for protection under Chapter 11 of the bankruptcy code on September 22, 1992. On June 8, 1994, the case was converted to Chapter 7 and on December 17, 1998, IDI was discharged from its debts and it emerged from bankruptcy. On February 23, 1999, IDI reincorporated in the state of Nevada and issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split and changing its domicile from Delaware to Nevada. On that date, IDI changed its name to Wolfstone Corporation (the Company). There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business combinations

During the period April 1, 1999 through December 31, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc. (TIP), a Texas corporation, on April 3, 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include Tip's results of operations subsequent to April 3, 1999.

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp. (SEC), a Texas corporation, on April 9, 1999 in exchange for 1,628,727 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into 1,628,727 shares of Wolfstone common stock.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, Texas International Petroleum, Inc. (TIP) and Subsurface Energy Corp. (SEC). All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of accounting for oil and gas properties

The Company recognizes revenues from its oil and gas sales when at the time the oil and gas is transferred to the pipeline companies.

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

Proved oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $51,448 for the period ended December 31, 1999.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at December 31, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note 2). Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended December 31, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2. PREFERRED STOCK

During the period April 1, 1999 through December 31, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At December 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3. OIL AND GAS PROPERTIES

Texas International Petroleum owns oil, gas and mineral leases that consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

Net Present Value Net Present Value
Net Oil Net Gas @ 0% Discount @ 10% Discount
(Bbls) (MCF) $USD $USD

7,160,238 $ 43,286,964 $ 13,276,466
49,904,391 $ 99,909,363 $ 37,237,081

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsurface Energy Corp. (SEC) owns oil, gas and mineral leases that consist of approximately 1,400 acres located in various west Texas counties.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated December 31, 1999 supports the following valuation.
Net Present Value Net Present Value
Net Oil Net Gas @ 0% Discount @ 10% Discount
(Bbls) (MCF) $USD $USD

4,042,686 17,051,626 $ 116,560,721 $ 41,753,076

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells, which include producing, and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4. COMMITMENTS AND CONTINGENCIES

Leases

The Company' home office facilities are currently being provided without charge by a corporation owned by the Company's president. The fair rental value of this space provided is not material.

At December 31, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 computer compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

Consulting agreement with Pilares Oil & Gas, Inc. (POG)

On February 25, 1999, the Company entered into an agreement with POG whereby POG will provide various oil and gas related consulting services over a one year period beginning upon a mutually agreeable date not yet determined. The agreement provides for an annual consulting fee of $175,000 payable quarterly and it also provides for the reimbursement of out of pocket costs incurred by POG.

5. INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At December 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $358,000 which expires through the year 2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended December 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.
Deferred tax assets:

Net operating loss carryforward $ 121,980

Deferred tax liability:

Intangible drilling costs -
Depletion (6,357)
(6,357)

115,623

Valuation allowance (115,623)

Net deferred tax asset (liability) $ -

WOLFSTONE CORPORATION

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended December 31, 1999 is as follows.

Tax benefit computed at statutory rate $(121,980)
Valuation allowance increase 121,980

Income tax expense $ -

6. FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

Accounts receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7. STOCK OPTIONS AND WARRANTS

As of December 31, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8. NOTES PAYABLE
The following is a summary of notes payable as of December 31, 1999:

Line of Credit dated April 13, 1999 and amended
on December 1, 1999 from Ravendale
Financial, Inc., a stockholder of the Company, due
on August 9, 2000 with interest accruing at 10.50%.
Funds available from this line of credit are $75,000. $ 55,550

Various non-interest loans from officers, directors,
and relatives due September 15, 2000. 16,475

10

Non-interest bearing note, dated February 24, 1999,
payable to Southwin Financial, Ltd., a stockholder of
the Company, due September 15, 2000, issued in
exchange for organizational services. 190,000

$ 262,025

Revenue

The Company had revenues of $54,000 from April 1, 1999 through December 31, 1999 from oil and gas production. The Company sold 2,359 barrels of oil and 9,914 mcf of natural gas. The price of oil and natural gas was $18.11 and $2.54 respectfully on December 31, 1999.

Independent Auditors' Report

Board of Directors and Stockholders

WolfStone Corporation and subsidiaries

Woodbridge, California

We have audited the accompanying balance sheet of WolfStone Corporation and subsidiaries (a development stage company), as of July 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period November 6, 1998 (inception) through July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WolfStone Corporation and subsidiaries at July 31, 1999, and the consolidated results of their operations and cash flows for the period November 6, 1998 (inception) through July 31, 1999 in conformity with generally accepted accounting principles.

/s/ Turner, Stone & Company, LLP

Turner, Stone & Company, LLP

Certified Public Accountants

October 28, 1999
.

Dallas, Texas

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

JULY 31, 1999

Assets
Current Assets
Cash	$ 5,396
Account Receivable	12,491

Total Current Assets

Oil and gas properties, accounted for using the successful efforts method:

Oil and gas interests, proved properties, net of $9,145 of accumulated depletion	82,600,342

Support equipment, at cost, net of $21,141 of accumulated depreciation	456,859

83,057,201

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$ 7,751
Notes payable	224,000

Total Current liabilities	231,751

Commitments and contingencies	-

Stockholder's equity
Preferred stock, $40 par value, 10,000 shares authorized, 7,000 shares issued and outstanding of Class B convertable, liquidation value $280,000	280,000

Common stock, $.001 par value, 20,000,000 shares authorized, 6,343,235 shares issued and outstanding	6,343
Paid in capital in excess of par	82,824,142
Accumulated deficit	(267,148)

82,843,337

$ 83,075,088

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)

THROUGH JULY 31, 1999

Revenues	$ 25,781

Operating expenses:

Production costs	49,219
General and administrative	213,424
Depreciation and depletion	30,286

292,929

Operating loss	(267,148)

Interest expense	-

Loss before income taxes	(267,148)

Provisions for income taxes	-

Net loss	$ (267,148)

Net loss per share

Basic	$ (0.008)
Diluted	$ (0.008)

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)

THROUGH JULY 31, 1999

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Add'l Paid in Capital	Accumlated Deficit	Total
Balance at November 6, 1998	-	$ -	-	$ -	$ -	$ -	$ -

Issuance of Common stock in exchange for outstanding common stock of IDI (note 1)			295,408	295			295

Issuance of common stock in exchange for oil and gas properties			6,047,827	6,048			6,048

Issuance of preferred and common stock in exchange for oil and gas properties	7,000				82,801,781		83,081,781

Additional Capital Contributed					22,361	22,361

Net loss						(267,148)	(267,148)

Balance at July 31, 1999	7,000	$280,000	6,343,235	6,343	82,824,142	$(267,148)	$82,843,337

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)

THROUGH JULY 31, 1999

Cash flows from operating activities:

Net loss	$ (267,148)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and depleted expenses	30,286
(Increase) decrease in account receivable	(12,491)
Increase (decrease) in accounts payable	7,751
Increase (decrease) in notes payable for start up costs	190,637

Net cash used in operating activities	(50,965)

Cash flows from investing activities	-

Cash flows from finishing activities:

Proceeds from notes payable	34,000
Additional capital contributed	22,361

Net cash provided by financing activities	56,361

Net increase in cash	5,396

Cash at November 6, 1998	-

Cash at July 31, 1999	$ 5,396

Supplemental Schedule of Non-Cash Investing and Financing Activities

Issuance of common and preferred stock shares in acquisitions of oil and gas properties	$83,087,829

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Wolfstone Corporation (the Company) was incorporated in the State of Nevada on November 6, 1998. In February of 1999, the Company acquired out of bankruptcy and merged with Integrated Direct,

Inc. ("IDI"), a dormant public company, in a transaction accounted for as a reverse merger. The Company issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split. There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business Combinations During the period November 6, 1998 (inception) through July 31, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include Tip's results of operations subsequent to March 31, 1999.

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The accompanying consolidated statements of income include Subsurface's results of operations subsequent to March 31, 1999.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, TIP and Subsurface Energy Corp. All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of Accounting for Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $21,141 for the period ended July 31, 1999.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at July 31, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash Flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted averagenumber of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note 2). Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended July 31, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2. PREFERRED STOCK

During the period November 6, 1998 (inception) through July 31, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At July 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3. OIL AND GAS PROPERTIES

On TIP issued 10,102,696 shares of common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

Net Oil (Bbls)	Net Gas (MCF)	Net Present Value @ 0% Discount $USD	Net Present Value @ 10% Discount $USD

7,160,238		$43,286,964	$13,276,466
	49,904,391	$99,909,363	$37,237,081

On April 9, 1999, Subsurface issued 3,209,594 shares of common stock in exchange for proven oil and gas reserves and certain oilfield equipment from Ravendale Financial, Inc. The cost of the assets acquired was based on the acquisition costs recorded by Ravendale Financial, Inc. in January, 1999, which was $32,095,940 for the oil and gas properties and $478,000 for the oil field equipment.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated July 31, 1999 supports the following valuation.

Net Oil (Bbls)	Net Gas (MCF)	Net Present Value @ 0% Discount $USD	Net Present Value @ 10% Discount $USD

4,043,863	17,057,623	$116,560,721	$41,787,766

The net present value of the oil and gas reserves is based onestimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drilltem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4. COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president. The fair rental value of this space provided is not material.

At July 31, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 Computer Compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5. INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At July 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $260,000 which expires through the year

2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended July 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

Deferred tax assets:

Net operating loss carryforward	$ 90,830

Deferred tax liability:

Intangible drilling costs	-
Depreciation	(3,109)
(3,109)

87,721

Valuation allowance	(87,721)

Net deferred tax asset (liability)	$ -

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended July 31, 1999 is as follows.

Tax benefit computed at statutory rate	$(90,830)
Valuation allowance increase	90,830
Income tax expense	$ -

6. FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

Accounts receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7. STOCK OPTIONS AND WARRANTS

As of July 31, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8. NOTES PAYABLE

The following is a summary of notes payable as of July 31, 1999:

Line of Credit from Ravendale Financial, Inc., a stockholder of the Company, due on August 9,

2000 with interest accruing at 10.50%. Funds available from this line of credit are $50,000. $ 34,000

Non-interest bearing note payable to Southwin Financial, Ltd., a stockholder of the Company, due September 15,

2000, issued in exchange for organizational services. 190,000 total $ 224,000

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

UNAUDITED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 1999

Assets

Current assets:
Cash
Accounts receivable

Total current assets

Oil and gas properties, accounted for using the successful efforts methods:

Oil and gas interests, proved properties, net of $9,145 of accumulated depletion	82,600,342

Support equipment, at cost, net of $21,141 of accumulated depreciation	456,859

83,057,201

$ 83,070,281
Liabilities and stockholders' liability
Current liabilities:
Accounts payable	$ 4,416
Notes payable	222,000

Total current liabilities	231,751

Commitments and contingencies	-

Stockholders' equity:
Preferred stock, $40 par value, 10,000 shares authorized, 7,000 shares issued and outstanding of Class B convertable, liquidation value $280,000	280,000
Common stock, $.001 par value, 20,000,000 shares authorized, 6,343,235 shares issued and outstanding	6,343
Paid in capital in excess of par	82,824,142
Accumulated deficit	(268,6230)

82,841,865

$ 83,070,281

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)

THROUGH SEPTEMBER 30, 1999

Revenue	$ 37,291

Operating expenses:

Production costs	62,086
General and administration	213,539
Depreciation and depletion	30,286

305,911
Operating loss	(268,620)

Interest expense	-

Loss before income taxes	(268,620)

Provisions for income taxes	-

Net loss	$ (268,620)

Net loss per share:

Basic	$ (0.08)
Diluted	$ (0.08)

The accompanying notes are an integral part of the consolidated financial statements

WOLFSTONE CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)

THROUGH SEPTEMBER 30, 1999

Cash flows from operating activities:
Net loss	$ (268,620)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depleting expense	30,286
(Increase) decrease in account receivable	(11,778)

Increase (decrease) in accounts payable	4,416
Increase (decrease) in notes payable for startup costs	190,637

Net cash used in operating activities	(55,059)

Cash flows from investment activities	-

Cash flows from financing activities

Proceeds from notes payable	34,000
Additional capital contributed	22,361

Net cash provided by financing activities	56,361

Net increase in cash	1,302

Cash at November 6, 1998	-

Cash at September 30, 1999	$ 1,302

Supplemental Schedule of Non-Cash Investing and Financing Activities

Issuance of common and preferred stock shares in acquisitions of oil and gas properties	$ 83,087,829

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSTONE CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Wolfstone Corporation (the Company) was incorporated in the State of Nevada on November 6, 1998. In February of 1999, the Company acquired out of bankruptcy and merged with Integrated Direct, Inc. ("IDI"), a dormant public company, in a transaction accounted for as a reverse merger. The Company issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split.

There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business Combinations During the period November 6, 1998 (inception) through September 30, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill. The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include Tip's results of operations subsequent to March 31, 1999.

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their share into Wolfstone common stock. The accompanying consolidated statements of income include Subsurface's results of operations subsequent to March 31, 1999.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, TIP and Subsurface. All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of Accounting for Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $21,141 for the period ended September 30, 1999.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at September 30, 1999.

The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash Flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note 2). Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended September 30, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2. PREFERRED STOCK

During the period November 6, 1998 (inception) through September 30, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At September 30, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3. OIL AND GAS PROPERTIES

On March 31, 1999, TIP issued 10,102,696 shares of common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

Net Oil (Bbls)	Net Gas (MCF)	Net Present Value@ 0% Discount $USD	Net Present Value@ 10% Discount $USD
7,160,238		$ 43,286,964	$ 13,276,466
	49,904,391	$ 99,909,363	$ 37,237,081

On April 9, 1999, Subsurface issued 3,209,594 shares of common stock in exchange for proven oil and gas reserves and certain oil field equipment from Ravendale Financial, Inc. The cost of the assets acquired was based on the acquisition costs recorded by Ravendale Financial, Inc. in January, 1999, which was $32,095,940 for the oil and gas properties and $478,000 for the oil field equipment.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated September 30, 1999 supports the following valuation.

Net Oil (Bbls)	Net Gas (MCF)	Net Present Value@ 0% Discount $USD	Net Present Value@ 10% Discount $USD
4,043,863	17,057,623	$116,560,721	$ 41,787,766

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years. The cash outflows include direct and indirect production costs. In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill- stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4. COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president. The fair rental value of this space provided is not material. At September 30, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 Computer Compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant. Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5. INCOME TAXES

The Company uses the accrual method of accounting for tax

reporting purposes. At September 30, 1999, the Company had a net operating loss carryforward for financial and tax reporting

purposes of approximately $260,000 which expires through the year

2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or

deductible amounts in future years.

For the period ended September 30, 1999, pursuant to Statement of

Financial Accounting Standards No. 109, the Company has

recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

Deferred tax assets:

Net operating loss carryforward	$ 90,830

Deferred tax liability:

Intangible drilling costs
Depletion	(3,109)
(3,109)

87,721

Valuation allowance	(87,721)

Net deferred tax asset (liability)	$ -

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended September 30, 1999 is as follows.

Tax benefit computed at statutory rate	$(90,830)
Valuation allowance increase	90,830

Income tax expense	$ -

6. FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash. Accounts Receivable The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7. STOCK OPTIONS AND WARRANTS

As of September 30, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8. NOTES PAYABLE

The following is a summary of notes payable as of September 30, 1999:

Line of Credit from Ravendale Financial, Inc., a stockholder of the Company, due on August 9, 2000 with interest accruing at 10.50%. Funds available from this line of credit are $50,000. $34,000 Non-interest bearing note payable to Southwin Financial, Ltd., a stockholder of the Company, due September 15, 2000, issued in exchange for organizational services. 190,000 $224,000

PART III

ITEM 1. INDEX TO EXHIBITS
Exhibit	Description of Document
2	Charter and By-laws

2.1	Articles of Incorporation Wolfstone Corporation
2.2	By-laws Wolfstone Corporation

3	Instruments Defining the Rights of Security Holders

3.1	See Exhibit 2.1 "Articles of Incorporation"

5	Voting Trust Agreement

5.1	None

6	Material Contracts

6.1	Merger Agreement
6.2	Acquisition Agreement with TIP
6.3	Acquisition Agreement with Subsurface
6.4	Acquisition Agreement with Graham (Pending)
6.5	Consulting and Service Agreement with Pilares (Pending)
6.6	Assignment of Oil and Gas Leases

7	Material Foreign Patents

7.1	None

12	Sales Materials

12.1	None

15	Additional Exhibits

15.1	None

ITEM 2.DESCRIPTION OF EXHIBITS

EX-2.1

ARTICLES OF INCORPORATION

ARTICLES OF

INCORPORATION

OF

WOLFSTONE CORPORATION

Pursuant to the provisions 78.400 of the Nevada Revised Statutes, the undersigned corporation adopts these restated Articles of Incorporation. All of the Articles of Incorporation as now filed are stricken in their entirety and the following Articles are substituted as if they had been a part of the original Articles of Incorporation:

ARTICLE I

The complete name of the Corporation is to be:

WOLFSTONE CORPORATION

ARTICLE II

Its principal office in the state of Nevada is to be located at 852 North Lamb, in the City of Las Vegas, County of Clark. The registered agent in charge thereof is Sam C. Sottosanti.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the general corporation laws of Nevada.

ARTICLE IV

This Corporation shall have the authority to issue an aggregate of twenty million (20,000,000) shares of common capital stock, par value one mill ($0.001) per share, and ten thousand (10,000) shares of preferred stock, at par value forty dollars ($40.) per share, for a total capitalization of four hundred and twenty thousand dollars ($420,000). Each common share shall be entitled to the same dividend, liquidation, and voting rights. No shareholder shall have cumulative voting rights.

ARTICLE V

The members of the governing board of this Corporation shall be styled directors and the number thereof at the inception of this Corporation shall be one (1). The number of Directors may from time to time be increased or decreased in such manner as shall be provided for by the By-laws of the Corporation. Director(s) need not be Shareholders of this Corporation, nor residents of the State of Nevada. The name and post office address of the first Board of Directors who shall hold office until his successor is duly elected, is as follows:

Name Address

Harold D. Blethen 3115 Yuma Court

Stockton, California 95205

ARTICLE VI

The capital stock of this Corporation, after the amount of the subscription price has been paid in, shall never be assessable, or assessed to pay debts of this Corporation.

ARTICLE VII

The name and address of the Incorporator signing these Articles of Incorporation is as follows:

Name Address

Harold D.
Blethen 3115 Yuma Court

Stockton, California 95205

ARTICLES VIII

The period of duration of this Corporation shall be perpetual unless otherwise amended by the Shareholders.

ARTICLE IX

The Directors shall have the power to make and to alter or amend the By-laws; to fix the amount to be reserved as working capital and to authorize and cause to be executed mortgages and liens, without limit as to amount, upon the property and franchise of this Corporation.

With the consent in writing, and pursuant to a vote of the majority of the holders of the capital stock issued and outstanding, the Directors shall have the authority to dispose of, in any manner, the whole property of this Corporation.

The By-laws shall determine whether and to what extent the accounts and books of this Corporation, or any of them shall be open to the inspection of the shareholders; and no shareholder shall have any right of inspection of any account, book, or document of this Corporation, except as conferred by law or By- Laws or by resolution of the shareholders.

The shareholders and directors shall have the power to hold meetings and keep the books, documents and papers of this Corporation, except as conferred by law or By-laws or by resolution of the shareholders.

The shareholders and directors shall have the power to hold meetings and keep the books, documents and papers of the Corporation outside of the State of Nevada, at such places as may be from time to time designated by the By-laws or by resolution of the shareholders and directors, except as otherwise required by the laws of Nevada.

It is the intention that the objects, purposes and powers specified in Article III hereof shall, except where otherwise specified in Article III, be nowise limited or restricted by reference to or inference from the terms of any other clause or Article on this Certificate of Incorporation, but that the object, purpose and powers specified in Article III and each of the clauses or Articles of this Charter shall be regarded as independent objects, purposes, and powers.

ARTICLE X

After the formation of this Corporation, shareholder(s) and non- shareholders alike shall be entitled to purchase and/or subscribe for shares of this Corporation which may thereafter be offered for sale. No purchaser shall have any rights greater than any other to purchase stock of this corporation and shall not have any preemptive rights as that term is defined under NRS 78.265.

IN WITNESS WHEREOF, I, the undersigned constituting the sole incorporator and intended shareholder, for the purpose of forming a corporation under the laws of the State of Nevada, do make, file and record these Articles of Incorporation, and do certify that the facts herein are true and I have accordingly hereunto set my hand this 6th day of November, 1998.

/s/ Harold D. Blethen

Harold D. Blethen

County of Sacramento )

) ss

State of California )

On this 6th day of November, 1998 before me, a Notary Public in and for said County and State, personally appeared Harold D. Blethen known to me to be the person whose name is subscribed to the foregoing instrument, who duly acknowledged to me that he executed the same for the purpose therein mentioned.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal in said County and State this 6th day of November, 1999.

By: /s/

Notary Public

EX-2.2

BYLAWS

BYLAWS

OF

WOLFSTONE CORPORATION

ARTICLE I

Shareholders

Section 1. Place of Meeting.

Meetings of shareholders, including annual, or special may beheld at the office of the Corporation in the State of Nevada, or at such other places as may be more timely appropriate, or at such locations as may be elected by the Board of Directors for reasons specific to the business of the Corporation.

Section 2. Annual Meetings.

a) The annual meetings of shareholders shall be held on the 15th day of June in each year, if not a legal holiday. If a legal holiday, then the meeting shall be held on the next succeeding business day, at 1:30 PM., time local to the chosen geographical area (Example: Pacific Time; Mountain Time; or Eastern Time.). However, the Board of Directors may elect to set the annual shareholders' meeting on a weekend day, if this is deemed appropriate in any given instance. The actual date and time of any respective annual shareholders' meeting maybe adjusted if. deemed appropriate by the Board of Directors. The adjusted date should not exceed sixty (60) days prior to, or subsequent to, the regular date as reflected in these By-laws

b) At such day and hour as the shareholders' annual meeting shall be held, there shall be an election of the members of the Board. of Directors of the Corporation, by plurality vote. Reports shall be heard; proposals shall be heard, and voted upon if appropriate, and general affairs of the Corporation shall be considered. Such other business as may properly be brought before the meeting and requiring such, shall be transacted.

Section 3. Special Meetings.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called by the President, or by the Board of Directors, or by any two or more members thereof, or by one or more shareholders holding not less than one fifth (1/5) of the voting power of the Corporation.

Section 4. Shareholder Powers

Shareholders having by ownership or proxy at least fifty one (51%) percent of the voting power, upon calling and holding a special meeting, or at an annual meeting, of the shareholders may, without an open statement of reason, dismiss the entire Board of Directors, or dismiss certain members of the Board of Directors, including the Chairman, without an open statement of reason. A quorum of shareholders undertaking such action, need only state in the Minutes of the Special Meeting, that the action was taken in the best interests of the shareholders. Notice of such action must be given to tile respective members of the Board, or to all members of the Board or to the Chairman, in writing. A quorum of shareholders, having substantial management and working knowledge of the business of the corporation, may with stated, good and reasonable reason, issue a formal request to the Board to dismiss any officer, consultant or other employee, if for the good of the shareholders. A majority vote of shareholders cannot break a contracted individual serving the corporation, but can issue instructions to the Board to, not renew a respective contract, if for the best interests of the shareholders.

Section 5. Notice of Meetings.

a) Notices of meetings, annual or special, shall be given in writing to the shareholders entitled to vote. Notice shall be prepared accompanied by a proxy form, and mailed by the Corporation's stock transfer agency. In lieu of this procedure, Notice maybe given, being signed by the corporate secretary; the assistant secretary; the president; or a vice president.

b) Notices of meetings shall be sent to the shareholder's address as reflected on the books of' the corporation's stock transfer agent or registrar, and shall be postmarked not less than twenty (20) days nor more than sixty (60) days, prior to a scheduled meeting.

c) Notice of any meeting of shareholders shall specify the place, the day, and the hour of the meeting, and the general nature of points to be covered, as well as noting the most important issues to be covered. In cases of special meetings, the specific nature of the business to be transacted and voted upon shall be made clearly evident.

d) In event of the unusual need for an affirmative vote by shareholders, in order for the corporation to proceed with a transaction for such as would be voted by the Board of Directors to be a benefit to the corporation, but wherein the allowable time factor precludes a formal notification to shareholders in general, then communication to such a group of shareholders as hold over fifty percent (50+%) of the control, voting shares of the corporation, by means of phone or facsimile shall be acceptable. Signatures expressing an affirmative vote, or veto, of over fifty percent of the voting shares of the corporation, received by means of facsimile, directed to the Chief Executive Officer of the corporation or to the Chairman of the Board, shall be acceptable, and shall be enforceable as a bonafide vote of the shareholders, empowering the management of the corporation to immediately proceed with the respective transaction; and shall be presented by the Corporate Secretary For automatic ratification at the next formally scheduled annual or special meeting of the corporation's shareholders. In a case such as this described, hard copy with original signatures, of all such facsimiles sent by shareholders voting in excess of the required 50+%, shall be immediately mailed by the said shareholders to the Corporate Secretary, for the corporation's legal records.

e) When a meeting is adjourned (a Recess) for an uncertain period, of thirty days or more, notice of the adjourned (in effect, postponed) meeting shall be given as in case of an original meeting. Otherwise, upon an adjournment for a specific period of hours or days when at such hour or day, the business of the meeting is scheduled to be completed, it shall not be necessary to give any notice of the continuance or of the business to be transacted, other than by announcement the meeting at which such adjournment is taken.

Section 6. Consent To Shareholder's Meeting.

The transactions of any meeting of shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy. Before or after such meeting, all shareholders entitled to vote and not present in person, nor having executed a proxy for said meeting, shall sign a written waiver of notice or a consent of the holding of such meeting, or the minutes of said meeting shall be approved at the next regular or special meeting of the shareholders, when at such time the transaction(s) conducted at the subject meeting shall be ratified. All waivers, consents and approvals by shareholders shall be maintained by filing a copy of same with the records of the corporation along with a copy of the minutes of any meeting. The originals shall be maintained in separate portfolio or binders, in conjunction with and in close proximity to the Books of Record of original Minutes of the Shareholder Meetings (Two sets of these documents need to be maintained for legal purposes, in event of the destruction of one set.)

Section 7. Voting.

The agent or officer having charge of the stock transfer books of the corporation shall make, at least twenty days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof; arranged in alphabetical order, with address of and number of shares held by each, which list, for a period of twenty days prior to such meeting shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. A stock transfer book comprised of copies of `proof of transfer pages' received by the corporation from time to time direct from the transfer and registrar agent, or a transfer book maintained by the corporation, if corporation acts as its own stock transfer agent, with said corporate stock records Certified by the Secretary and President, shall be prima facie evidence as to who are the stockholders entitled to vote and to examine such stock transfer books.

Section 8. Quorum.

a) That "majority" of the shares entitled to vote, shall equate to a quorum, and shall be at least fifty one (51%) percent of the issued voting shares of the corporation. The holders of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, by the articles of incorporation, or by these By-laws

b) If such majority shall not be present or represented by any meeting of the shareholders, the shareholders entitled to vote thereat, present in pen on, or by proxy shall have power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 9. Voting Rights.

a) The Company may have one (1) class of common shares, or two (2) classes of common shares: A-Common Stock and B-Common Stock; and Preferred Stock, one (1) class or Class A and Class B. If two classes of Preferred shares, then each share of Class B Preferred Stock shall represent one thousand (1000) votes, and shall be non-transferable, except by vote of a majority of duly authorized and issued Class B Preferred shareholders.

b) Only such persons whose names and shares entitled to vote stand on the stock records of the corporation on the day of any meeting of the shareholders, or on such other day prior to any meeting of the shareholders, as may be determined by the Board of Directors, as the date for determination of shareholders of record shall be entitled to vote at such meeting. Each Common Share shall be entitled to one vote. Each share of Class-B Preferred Stock shall be entitled to 1,000 votes. Class A- Preferred has no voting rights Cumulated voting shall not be allowed.

Section l0. Proxies.

At all meetings of stockholders a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Proxies must be filed before or at the time of any shareholders meeting. Proxies are to be filed with the secretary of the corporation, or another entity, such as the corporate registrar, if these types of services are provided.

ARTICLE II

Directors

Section 1. Powers.

Subject to the limitation of the Articles of Incorporation; of the By-laws, and the law of the State of Domicile of the corporation, all corporate powers shall be exercised by, or under the authority of the Board of Directors; and the business affairs of this corporation shall be exercised under authority of the Board of Directors, subject to all action as authorized or approved, by the majority vote of the shareholders.

Section 2. Number and Qualification.

The authorized number of directors of the corporation shall be no less than three (3) but any additional number of directors may be elected according to the discretion and vote of the shareholders entitled to exercise the majority of the voting power of the corporation. The corporation shall have an even number of directors, and a Chairman. By majority vote of the shareholders, a Board of Directors may be replaced by a Board of Trustees.

Section 3. Election and Tenure of Office.

The Directors shall be elected by ballot at the annual meeting of the shareholders and shall generally serve for one year or until their successors have been elected and have qualified. Their term of office shall begin immediately following an election. Exception: Chairman of The Board, or any other director being under specific contract with the corporation creating a circumstance legal but contrary to the general rule, or in event of an unusual circumstance, whereby the Board or some member of the Board would be dismissed prior to the end of a twelve month period..

Section 4. Vacancies

a) Vacancies in the Board of Directors may be filled by a majority vote of the remaining directors, even though less than a quorum, or by a sole remaining director, and each director elected shall hold office until his successor is elected at an annual meeting of shareholders or at a special meeting called for that purpose Exception: Any director elected by the Board of Directors to fill a vacancy, may be relieved of their directorship and a replacement elected by the Board of Directors.

b) The shareholders may at any time elect a director to fill any vacancy not filled by the directors, and may elect additional directors at a meeting whereby shareholder's voting authorizes an increase in the number of directors.

c) A vacancy or vacancies shall be deemed to exist in case of the death, resignation or removal of any director, or if the shareholders shall increase the authorized number of directors, but shall fail at said meeting at which such increase is authorized, or at an adjournment thereof, to elect the additional director(s) provided for.

d) If the Board of Directors accept the resignation tendered by a director, to take effect at a future time, the Board or the shareholders, shall have the power to elect a successor to take office when the said resignation shall become effective.

e) No affirmative vote for reduction in number of directors shall have the effect to removal of any director prior to expiration of his term of office.

Section 5. Place of Meetings.

Meetings of the Board of Directors shall be held at the Executive Offices of the corporation or elsewhere, or at any location designated for that purpose from time to time, by resolution of the Board of Directors or written consent of all members of the Board given before or after the meeting and filed with the Secretary of the corporation. A control shareholder or holder of proxies for at least 51% of the voting shares may attend any meeting of the Board of Directors, and may express opinions, but may not vote.

Section 6. Other Regular Meetings.

Regular meetings of the Board of Directors shall be held at such time as shall be fixed by resolution of' the Board and under no circumstances less than once a year.

Section 7. Special Meetings - Notices.

a) Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President, or if he is absent or unable or refuses to act, by the Executive Vice President, or by any Vice President, or any two directors.

b) Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by letter, facsimile or by telegram or other type of express mail, charges paid, addressed to him at the address as it is shown upon the records of the corporation, or to another company office in which any respective director operates, or if it is not shown on such records as are readily ascertainable, then at the place in which the meetings of the directors are regularly held. In event such notice is mailed by any class, telegraphed, or sent by facsimile, it shall be done so in a time frame which under normal circumstances would assure delivery of the notice at least 24 hours prior to such meetings. Such means of notification as provided above shall be due, legal, and personal notice to any director.

Section 8. Waiver of Notice.

When all of the directors arc present at any director's meeting, however called or noticed, and sign a written consent thereto on the records of such meeting, or if a majority of the directors are present, and if those present sign a waiver of notice in writing, whether prior to or after the holding of such meeting, and thereafter said waiver shall be filed with the secretary of the corporation, the transactions thereof arc as valid as if had at a meeting regularly called and noticed. In event only a majority of the directors are present, but the majority number of directors present is that which shall be required to carry a vote, had the total number of directors of the corporation been present, and those present vote unanimously for or against any proposition of the corporation's business, the transactions thereof are as valid as if had at a meeting regularly called and noticed, and attended by the total of the corporation's board members, since the attendance of all of the corporation's board members would not alter the outcome of the vote as carried.

Section 9. Directors Acting in a Quorum Only

Without a Meeting By Written Consent. Any action required or permitted to be taken by the Board of Directors, may be taken without a physical meeting, and shall carry the same force and effect as if done by the required majority number of board members, as if had at a meeting regularly called, noticed and attended by the same majority of board members or by the total number of board members. Any document or certificate relating to an action so taken by written consent, shall state thereon that the carrying vote was taken by written consent of the required majority of the Board of Directors of the corporation, in lien of a physical meeting called and noticed, and that the By-laws of the corporation authorize the directors to so act, when deemed necessary for the best benefit of the corporation.

Section 10. Notice of Adjournment.

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 11. Quorum.

a) That 'majority' of directors necessary to constitute a quorum, or to carry a vote, either at a meeting with only a quorum in attendance, or with the total of the Board of Directors in attendance, shall be one half of the number of directors, plus at least one (1). In event all the directors are in attendance at any meeting of the board, then, one half of the number of directors plus one additional member shall be required to carry an affirmative vote or veto on any transaction In event one half of the directors vote affirmative and one half vote against any transaction or proposed proposition placed before the board, then, the Chairman must be the additional one (1) and shall cast the deciding vote for or against that as was proposed. The heretofore stated requirements shall also be requirements for directors acting as a quorum without a meeting.

b) A majority of the number of directors as duly installed, according to the Articles or By-laws shall be necessary to constitute a quorum for the transaction of the corporation's business, and any action requiring a quorum of the directors to be present at any meeting.

Section 12. Removal of Directors.

Any and all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by the shareholders.

Section 13. Resignation.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be required to render the resignation effective.

Section 14. Compensation

No compensation shall be paid to directors as such, for their services, except by resolution of the board, a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director serving the corporation in any other capacity and receiving compensation therefore.

Section 15. Presumption of Assent

A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken who does not vote shall be presumed to assent to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment or immediately after the adjournment of' the meeting. Such right of silent dissent' call be ruled against, at the beginning of any such meeting, arbitrarily by the Secretary of the corporation, or by the acting secretary of the meeting, or by the acting secretary of the meeting at the direct request of any one director or all directors. Such right to dissent shall not apply to a director who initially voted in favor of such action or transaction.

ARTICLE III

Officers

Section 1. Officers.

The officers of the corporation shall be a President; a Secretary; a Treasurer; and at the discretion of the Board, an Executive Vice President; one or more Executive Vice Presidents of various corporate divisions or departments; one or more Vice Presidents; one or more Assistant Secretaries; one or more Assistant Treasurers; and such other officers as may be appointed in accordance with provisions of Section 3 of this Article. One person may hold mote than one office excepting those offices of President and Secretary.

Section 2. Elections

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3, or

Section 5, of this Article or such officer(s) who may hold a contract, executed to retain such officer(s) for a designated period of time, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or advanced.

Section 3. Subordinate Offices

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation.

a) Any officer may be removed. Either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board. or. except in case of an officer chosen by the Board of Directors, by any Officer upon whom such power of removal may be conferred by the Board of' Directors, according to his or her appropriate executive position.

b) Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-laws for regular appointments to such office.

Section 6. Chairman of the Board

The Chairman of the Board of Directors shall preside over and assist the Board of Directors in the formulation of policies to be pursued by the executive management at the shareholders meeting, and with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 7. President

The President shall be the chief executive and administrative officer of the corporation. He shall preside at all meetings of the shareholders. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors and shall have general charge of the business of the corporation. He shall from time to time obtain information concerning the affairs and business of the corporation and shall promptly lay such information before the Board of Directors, or he shall communicate to the Board of Directors as may in his judgment, affect the performance of their official duties. He may sign, alone if authorized, or with the Secretary or any other proper officer of the corporation, any deeds, mortgages, notes bonds, contracts, powers of attorney or other instruments, including certificates for shares of capital stock of the corporation, which the Board of Directors has authorized to be executed. He may employ all agents and shall perform all other duties as may from time to time be delegated to him by the Chairman of the Board of Directors.

Section 8. Vice President

The Vice President shall perform such duties and possess such powers as from time to time may be assigned to them by the President. In the absence of the President or in the event of his inability or refusal to act, the First Executive Vice President of corporate administration shall perform the duties of the President and, when so performing, shall have all the powers of and be subject to all the restrictions upon the President.

Section 9. Secretary

The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings and directors and Shareholders, with the time and place of holding, whether regular of special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 10. Treasurer.

a) The Treasurer shall keep and maintain, or cause to be kept and maintained., adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in-surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of accounts shall at all reasonable times be open to inspection by any director.

b) The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-laws

ARTICLE IV

Executive and other Committees and Consultants of Special Authorization

Section 1. Committees.

a) The Board of Directors may appoint an executive committee, and such other committees as may be necessary from time to time, consisting of such number of its members and with such powers as it may designate, consistent with the Articles of Incorporation and By-laws Such committees shall hold office or be eliminated at the pleasure of the board- The President may appoint such other committees as he may deem to be required from time to time.

b) The Board of Directors may contract with special consultants to the board or special assistants to the board or president, or special business consultants with certain designated powers. A "Business Consultant Advisor to The Board", may be authorized, in the best interests of the shareholders, to negotiate and formalize transactions as an authorized signature", with such transactions having received an affirmative vote by the Board of Directors, prior to such formalization.

Article V

Corporate Records, Reports and Documents

Section 1. Records.

The corporation shall maintain adequate and correct accounts, books and records of its business and properties. All such books, records and accounts shall be kept at its principal Executive Offices. In event of various business operations divisions, all Original books and records shall be maintained in those Division Offices, with computer, or other transmission to the corporate headquarters and to the corporate Office of Records and Accounting, of all appropriate documents and financial records. Section 2. Inspection of Books and Records.

All books and records of the corporation shall be open to inspection of the directors from time to time and during reasonable working hours.

Section 3. Certification and Inspection of By-laws

The original or a copy of these By-laws, as amended or otherwise altered to date, certified by the Secretary, shall be open to inspection by the shareholders of the company by appointment.

Section 4. Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. Contracts, Etc. How Executed.

The Board of Directors, except as in the By-laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement, or to pledge it's credit, or to render it liable for any purpose or to any amount.

Section 6. Annual Report.

The Board of Directors shall cause an annual report or statement to be sent to the shareholders of this corporation not later than 120 days after the close of the fiscal or calendar year.

Article VI

Certificates and Transfer of Shares

Section 1. Certificates of Shares.

a) Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; the par value, if any, or a statement that such shares are without par value; 'a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting if any; if the share be assessable or, if assessments are collectable by personal action, a plain statement of such facts.

b) Every certificate for shares must be signed by the President or a Vice President and the Secretary or an Assistant Secretary or must be authenticated by facsimile of a signature of' the President and Secretary or by a facsimile of a signature countersigned by a transfer agent or transfer clerk and must be registered by an incorporated bank or trust company, or duly licensed stock transfer and registrar company, either domestic or foreign, as registrar of transfers.

Section 2. Transfer of the Books.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation or its licensed transfer agent, to issue a new certificate to the person entitled thereto, cancel the old certificate and to maintain a record of the transaction in a designated office of the corporation. Exception: In event the directors of the corporation or its transfer agent-registrar, should determine there is reason to suspect any respective certificate of being invalid or fraudulent, said certificate, along with any other documentation, pertinent to such certificate, shall be placed with competent legal counsel for investigation and verification, prior to giving authorization to "transfer".

Section 3. Lost or Destroyed Certificates.

Any person claiming a certificate of' stock to be lost or destroyed shall make an affidavit or affirmation of that fact and as the Board of Directors or stock transfer entity may require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the board in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. Transfer Agent and Registrars.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company or a. licensed stock transfer and registrar company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board. Of Directors may designate.

Section 5. Closing Stock Transfer Books.

The Board of Directors shall request of its transfer agent and registrar according to any law of the state of its domicile, the close of the transfer books for a period not exceeding thirty days or such period as being in accordance with any existing law, preceding any annual meeting, of the shareholders, or the day appointed for payment of' a dividend.

Article VII

Corporate Seal

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date of its incorporation, and the state of its domicile.

Article VIII

Amendments to By-laws

Section 1. By Shareholder.

New By-laws may be adopted or these By-laws may be repealed or amended at their annual meeting, or any other meeting of the shareholders called for that purpose, by a vote of shareholders entitled to exercise a majority of the voting power of the corporation, or by written assent of such shareholders.

Section 2. Powers of Directors.

Directors may not amend or repeal any of these By -Laws without assent of the majority vote of the shareholders.

Section 3. Record of Amendments.

The corporation shall keep an accurate succession in bound form, of all By-laws as repealed, and amended, and accurate to date.

I, do hereby certify that the foregoing is a complete and accurate copy of the current By-laws of the WolfStone

Corporation.

/s/ Marie Nicole Rolfe

Marie Nicole Rolfe, Acting Secretary

Dated November 6, 1998

EX-6.1

ARTICLES OF MERGER

ARTICLES OF MERGER

OF

INTEGRATED DIRECT, INC.,

A DELAWARE CORPORATION

INTO

WOLFSTONE CORPORATION,

A NEVADA CORPORATION

Articles of Merger made this made this 23rd day of February, 1999 by Integrated Direct, Inc., a Delaware corporation, hereinafter called the "Delaware Company", and Wolfstone Corporation, a Nevada corporation, hereinafter called the "Nevada Company", the two corporation being herein after sometimes called the

Constituent Companies.

WHEREAS, the Board of Directors of each of the Constituent Companies deem it advisable and generally to the welfare of the Constituent Companies that the Delaware Company merge with and into the Nevada Company under and pursuant to the provisions of Title 8 Section 258 of the Delaware General Corporation Statutes and Section 78.475 of the Nevada Revised Statues; pursuant to an exemption from the registration provisions of the securities Act of 1933 (145)(a)(2), ("SEC Rule 145"), and in accordance with Section 368(a)(1)(f) of the Internal Revenue Code of 1986 as amended in order that the domicile of the Delaware Company may be changed to the State of Nevada, and WHEREAS, the Delaware Company is a corporation the domicile of which was changed to the State of Delaware in June of 1990, from the State of Minnesota, and has authorized capital stock consisting of 35,000,000 shares of common stock, $0.001 par value per share, of which 12,299,664 shares have been duly issued and are now outstanding, and

WHEREAS, the Nevada Company is a corporation duly organized under the laws of the State of Nevada having been incorporated November 6, 1998, has authorized capital stock consisting of 20,000,000 shares of which all are voting shares of common stock $.001 par value per each share, and 10,000 shares of class B, convertible preferred stock, $40. par, and

WHEREAS, the Nevada Company and the Delaware Company shareholders have duly approved a merger between the Delaware Company and the Nevada Company, whereby the two companies shall become one corporation,

NOW THEREFORE, in consideration of the premises and of the mutual agreements and covenants herein contained, and of the mutual benefits hereby provided, it is agreed by and between the

Constituent Companies as follows:

1. MERGER: The Delaware Company and the Nevada Company shall hereby become merged. The result of said merger shall be the two Constituents will cease to be separate entities and will become one corporation.

2. EFFECTIVE DATE: This Merger, for all practical purposes of the business of both Constituents shall be considered effective at the date and hour as executed by duly authorized signatures of both Constituents. These Articles of Merger shall be duly filed with the Offices of the Secretaries of State of both the States of Delaware, and Nevada. With the filing of the Form-10 with the United States Securities and Exchange Commission, these Articles of Merger shall be duly filed therein.

(a) For all purposes of the laws of the State of Delaware, these Articles of Merger and the merger herein provided for shall become effective and the separate existence of the Delaware Company a Delaware corporation, except insofar as it may be continued by state statute, shall cease on the Effective Date hereof.

(b) For all purposes of the laws of the State of Nevada, these Articles of Merger and the merger herein provided for shall become effective as soon as said Articles of Merger shall have been filed with the Office of the Secretary of State of the State of Nevada.

(c) The corporate identity, existence, purposes, powers, objects, franchises, rights and immunities of the Delaware Company shall continue unaffected and unimpaired by the merger hereby provided for; and the corporate identities, existence, purposes, powers, objects, franchises, rights and immunities of the Delaware Company shall be continued in and merged into and with the Nevada Company and shall be fully vested therewith. (d) On the Effective Date the Constituent Companies shall no longer be a single corporation.

3. SURVIVING CORPORATION: The Survivor Company shall survive the merger herein contemplated and shall hereafter be governed by the laws of its new domicile, the State of Nevada. The Company though newly domiciled in Nevada, may be served in Nevada, for the enforcement of the rights of any dissenting shareholder of the Company while its domicile was still the State of Delaware. The Nevada Company has irrevocably adopted Delaware Statue (61-1-1 et Seq.) for the purpose of protecting the rights of dissenting shareholders, if any, to this Plan of Merger.

4. ARTICLES OF INCORPORATION: The Articles of Incorporation of the Nevada Company as presently exist shall continue to be the articles of Incorporation of the Surviving Company at the effective date hereof.

5. BYLAWS: The bylaws of the Nevada Company as presently exist shall be the By-laws of the Surviving Company on the effective date hereof.

6. BOARD OF DIRECTORS AND OFFICERS: The current members of the board of directors and the officers of the Nevada Company, shall, immediately after the effective date of the merger, be installed as the new members of the board of directors and the officers, respectively, of the Survivor Corporation, and such persons shall serve in such offices, respectively, for the terms provided by law or in the By-laws, or until their respective successors are elected and qualified.

7. AUTHORITY TO CONDUCT BUSINESS: The Surviving Company will file its application for authority to conduct business in any States it plans to do business in, immediately upon completion of the Merger.

8. CONVERSION OF SHARES: The ratio of conversion of shares from stock held prior to the merger, to new, post merger shares is as follows: Immediately upon the Effective Date of Merger, each share of stock of the Delaware Company outstanding, of which approximately 44 percent of the issued and outstanding shares of the Delaware Company are in the hands of the public, without any action on the part of the holder thereof shall automatically become and be converted into common stock of the Surviving corporate entity at the rate of 1 share of (new) common stock to be received in exchange for each 20 shares of the (old) common stock.

9. RIGHTS OF SHAREHOLDERS: After the Effective Date of Merger, any holder of a certificate or certificates which theretofore represented shares of Common Stock of the previously-Delaware Company may surrender the same to the Transfer Agent, First American Stock Transfer, Inc., PO Box 47700-155, Phoenix, Arizona 85068-7700, for the exchange of said certificates.

10. AUTHORIZATION: The parties hereto acknowledge and respectively represent that this Merger Agreement is authorized by all respective applicable laws and statutes of the respective States of domicile of the Constituent Companies; applicable SEC Rules and provisions and the applicable IRS Code, and that the matter of this merger was approved at a special shareholders meeting of the respective companies at which the shareholders voted.

A majority of the Delaware Company common shares entitled to vote, voted in favor of this Merger. Of the number of shareholders who responded to the proposal for the Merger, all voted unanimously to execute the Merger. No votes were cast in opposition to the Merger. One hundred percent of the Nevada Company common shares entitled to vole, voted unanimously in favor of the Merger. No votes were cast in opposition to the Merger.

11. OTHER ASSURANCES OF TITLE: As and when requested both the Nevada Company and the Delaware Company will execute and deliver or cause to be executed and delivered all such deeds and instruments, and will take or cause to be taken all such further action as may be deemed necessary or desirable in order to vest in and confirm to the Surviving Corporation title to and possession of any property, or prior agreements with other parties which will in the future, vest value into the (Survivor) Company.

12. SERVICE OF PROCESS ON SURVIVING CORPORATION: The Surviving Company may served at the Resident Agent: Swanson Law Offices, Chtd., 1200 South Eastern Avenue, Las Vegas, Nevada 89701, until further notice.

13. SHAREHOLDERS RIGHT TO PAYMENT: The Surviving Corporation agrees that subject to the provisions of the General Business Corporation Law of the State of Delaware, it will pay to the shareholders of the Delaware Company the amounts, if any, to which such shareholders may be entitled under the provisions of the above statutes of the laws of Delaware as the case may be.

14. ABANDONMENT: This Plan of Reorganization and Merger may be abandoned (a) by either Constituent Corporation, acting by its Board of Directors, at any time prior to its adoption by the shareholders of both of the Constituent Companies as provided by law, or (b) by the mutual consent of the Constituent Companies, acting each by its Board of Directors, at any time after such adoption by such shareholders and prior to the effective date of the merger. In the event of abandonment of the Plan of Reorganization and Merger pursuant to (a) above, notice thereof shall be given by the Board of Directors of the Constituent Company so terminating to the other Constituent Company, and thereupon, or abandonment pursuant to (b) above, this Plan of Reorganization and Merger shall become wholly void and of no effect and there shall be no further liability or obligation hereunder on the part of either of the Constituent Companies or of its Board of Directors or Shareholders.

IN WITNESS WHEREOF, each of the corporate parties hereto pursuant to authority duly granted by its Board of Directors, has caused this Plan of Reorganization and Merger to be executed by its respective officers and its corporate seal to be affixed thereto.

Wolfstone Corporation Integrated Direct, Inc..

By: /s/ Gary C. Duncan By: /s/ Robert L. Cashman

Gary C. Duncan Robert L. Cashman

President & Director President & Director

Attest: Attest:

/s/ M. Nicole Rolfe /s/ Karen J. Fowler

M. Nicole Rolfe Karen J. Fowler

Acting Secretary Secretary

State Of California )

)Ss

County Of Orange )

This instrument was acknowledged before me this 23rd day of February, 1999, by Robert L. Cashman and Karen J. Fowler known to me to be the Officers and Directors of Integrated Direct, Inc., as set forth under their respective signatures.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal in said County and State this 23rd day of February, 1999.

By: /s/

Notary Public
State Of California )

)Ss

County Of Sacramento )

This instrument was acknowledged before me this 23rd day of February, 1999, by Gary C. Duncan and M. Nicole Rolfe known to me to be the Officers and Directors of the Wolfstone Corporation, as set forth under their respective signatures.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal in said County and State this 23th day of February, 1999.

By: /s/

Notary Public

EX-6.2

ACQUISITION AGREEMENT (TIP)

THE AGREEMENT

This Agreement ("Agreement") is made as of this 3rd day of April, 1999, by and between Southwin Financial, LTD ("SFL") and WolfStone Corporation ("WSC"). The companies may from time to time be referred to hereinafter collectively as the "Constituents"

WHEREAS, SFL believes it to be in the best interests of its clients who own one hundred (100%) percent of the authorized and issued Common Stock of Texas International Petroleum, Inc. ("TIP"), to sell these shares to WSC; and WHEREAS, WSC believes it to be in the best interests of its shareholders to acquire from SFL its clients shares of Texas International Petroleum, Inc. ("TIP"). The Constituents are in accord, to effect this Agreement, with terms and conditions as follow:

NOW THEREFORE, in consideration of the above stated, the covenants, promises and representations of each Constituent to this Agreement are as follows:

ARTICLE I

1.1 Organization. TIP is a closely held corporation. It Is duly organized, validly existing and in good standing in the State of Texas, U.S.A.; has all necessary powers to own its properly and carry on its business as now owned and operated by it in any geographic area in the United States or elsewhere, wherein its business requires qualification.

1.2 Capital Stock. Of the Common shares of TIP authorized and outstanding, all are fully paid and non-assessable.

1.3 Subsidiaries. TIP has no subsidiaries, nor does it own any interest in any other enterprise, excepting those known to Constituents of this Agreement.

1.4 Financial Information. Property descriptions, lease assignments. and valuations with geological documentation is available for perusal upon request by any concerned shareholder or state or federal agency. Neither SFL nor TIP make nor give any warranty or guarantee, express or implied, regarding valuations or other financial reports documentation which is given or made by any third party. WSC hereby discharges and indemnifies SFL and TIP against all debts, liabilities, losses or obligations made or incurred in connection with any valuations or other financial reports or documentation which is given or made by any third party.

1.6 Litigation. TIP is not involved in any litigation. The nature or which would be considered other than a common hazard of conducting its business. It is not in default with respect to any order, writ, injunction or decree of any court of the United States or any foreign country.

1.7 Authority. SFL has the right to sell and is authorized to sell its clients shares of TIP, being the contracted agent for all the shareholders of the closely held, Texas corporation and is authorized to execute this Agreement and has full power and authority to, execute, deliver and perform this Agreement and this Agreement is a legal, valid and binding obligation of SFL. And is enforceable in accordance with its terms and conditions.

ARTICLE II

2.1 Organization. WSC, is a. publicly held and listed corporation. WSC is duly organized, validly existing and in good standing in the State of Nevada, USA WSC has all necessary powers to own its property, and carry on its business as now owned and operated by it in any geographic area of the United States or elsewhere, wherein its business requires qualification.

2.2 Capital Stock. At the effective date of this Agreement, there shall be issued, or to be issued, and outstanding, a total of 4,067,787 fully paid and non- assessable, Common shares of WSC. The total issued shares shall include Two Million shares (2,000,000) of' Common Stock, and Two Thousand Shares (2,000) shares of Class B, Preferred Stock, to be issued in exchange for one hundred percent (100%) of the authorized and issued shares of TIP.

2.2(a) Restricted shares of Common stock to be issued as a result of this transaction shall bear a legend in accordance with SEC Rule 144. The Class B Preferred Shares are convertible at a ratio of 1Pr.shr. For 3 Com. shares, and have voting privileges.

2.2(b) WSC has Class - A - Convertible Preferred Stock, and Class - B - Convertible Preferred Stock, both with stated par value of $40. per share. Only the Class B - Convertible Preferred shares have voting rights and earn specific dividends. Class B Convertible Preferred with voting rights and earning 5% dividend per annum, is the Class utilized in this transaction. SFL shall, according to agreement with its clients be responsible for distribution of the all stock certificates to the current shareholders of TIP.

2.2c) At the effective date hereof, there shall not, be any outstanding subscriptions, options, rights, warrants, debentures, convertible securities, preferred stock or other such instruments or commitments unknown to SFL, obligating WSC to issue or transfer from the WSC treasury, additional shares of its capital stock of any class.

2.2d) In order that SFL may distribute the shares of Common and Preferred Stock, the share certificates to be issued by WSC shall be in such denominations, amounts and names as may be requested by SFL.

2.3 Subsidiaries. WSC currently has no subsidiaries, nor does it own interests in other enterprises, excepting those known to the Constituents of this Agreement.

2.4 Financial Information. All financial information of WSC is currently known to the Constituents. Upon completion of the Consolidated Financial Statements of WSC and TIP, said statements and balance sheets shall be immediately disseminated to SFL.

2.5 Litigation. WSC is not involved in any litigation, the nature of which would he considered other than a common hazard of conducting business. WSC is not in default with respect to any order, writ, injunction. Or decree of any court of the United States or any foreign country.

2.6 Authority. Shareholders owning the legally required percentage of voting stock in WSC, have authorized the execution of this Agreement and consummation of the transaction contemplated herein. WSC has full power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation of WSC, and is enforceable in accordance with its terms and conditions.

ARTICLE III

3.1 Organization. WSC has experienced several name changes over the years. Prior to changing its name to WolfStone Corporation, the Company's name was Integrated Direct, Inc., with the stock trading Symbol IDIR.

3.2 Domicile. WSC (Integrated Directed, Inc.) has also experienced changes in domicile. The most recent past domicile was the State of Delaware. This public Company's domicile was recently changed to the State of Nevada.

3.3 Current Name. The public Company's name is WolfStone Corporation, its domicile is the State of Nevada, and its headquarters is in the City of Woodbridge, CA.

3.4 Material Contracts. WSC has no material contracts to which it is a party, or by which it is bound which would effect this transaction in a negative manner

4.1 Terms and Conditions. The Constituents hereto shall accomplish this transaction by means of a tax free stock for stock exchange. This transaction shall include One Hundred Percent (100%) of the authorized and issued shares of TIP: Ten Million, One Hundred and Two Thousand, Six hundred, and Ninety Six, Common Shares (10,102,696), said shares equating to ownership of all assets and liabilities of the Texas Corporation, in exchange for Two Million shares (2,000,000) of the Common Stock of WSC, at $25.38 per share; and Two Thousand Shares (2,000) of the Class-B -Convertible, Preferred WSC stock with voting privileges, and earning a 5% annual dividend. The total purchase price is the appraised value, $50,767,401.

4.2 Further Considerations. As further consideration, WSC shall execute a note, and shall pay to certain persons assisting in this transaction, the amount of one hundred and ninety thousand dollars ($190,000). The due date for payment of the $190,000 is January 5, 2000.

ARTICLE V

5.1 Effective Date. This Agreement shall become Effective, upon execution by authorized, signatures of both Constituent Companies. The exchange of physical share certificates as involved in the herein detailed transaction shall be disbursed at the earliest practical date.

5.2 Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This document may be executed by the Constituents, utilizing Facsimile transmission, to bind this Agreement and it shall be legally binding as though executed in hard copy.

5.3 Hard Copy. The Constituents may utilize facsimile Transmission to legally bind this Agreement, but the Constituents shall at their convenience execute multiple (4) Hard Copies for WSC, the publicly held corporation, for filing with my agencies, in event this should be applicable.

ARTICLE VI

6.1 Non-Waiver. The failure of any Constituent to this Agreement, to insist in any one or more cases upon the performance by another Constituent, of any of the provisions, terms or conditions of this Agreement. Or to fail to exercise any option herein contained, shall not be construed as a waiver or relinquishment of any other provision, term or condition of this Agreement. No waiver by a Constituent of a breach by the other Constituent, shall be construed as a Waiver with respect to any other subsequent breach.

6.2 Captions and Headings. The Article and paragraph headings through out this Agreement are for convenience and reference only and shall not define, limit, or add to the meaning of any provision of this Agreement.

6.3 Notices. Any formal notices, or demands by a constituent Company shall be in writing and of hard copy, and shall be deemed to be duly given on the date of delivery by courier, or served on the tenth day after mailing, if mailed to the Constituent Company to which notice is being given, by first class registered or certified postage prepaid to the headquarters office of the Constituent, to its address as it may he at a given time.

6.3(a) Legal Notices. Legal notices shall also be deemed served as above detailed, but shall be delivered to the legal representative of the Constituent Company, that being the Resident Agent or office or Company legal counsel, or in event these are not known, then by registered mail to the head corporate office, received and signed for by an officer of the respective Constituent Company.

6.3b) Venue. This Agreement and its application. shall be governed by the laws of the State of Texas and be construed by the appropriate courts of the State of Texas.

6.4 Binding Effect. This Agreement in all its terms and conditions shall inure to and be binding upon the corporate successors, directors, senior officers, executors and assigns. Of each of the Constituent Companies. And major shareholders thereof.

6.5 Mutual Consideration. The Constituents hereto shall cooperate with each other to achieve the mutually desired purpose of this Agreement and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to successfully accomplish the intention of the transaction described herein, for the best interests of each of the Constituent Companies.

6.6 Exhibits. As of the execution hereof; the Constituents may or may not have provided each other with some or all required exhibits if any, or other documentation. Any required information as detailed in this Agreement, or by virtue of this transaction or documents not currently available shall be provided to either Constituent by the other, at the earliest possible date. The representations by the Constituents hereto of this Agreement, and in any Attachments or Addendums herein, shall survive the Effective Date hereof, and shall supersede any and all prior agreements and understandings if any, between the Constituent Companies and subsequent to the Effective Date of this Agreement, can only be modified by resolutions ratified by the Boards of Directors of each of the Constituent Companies. Or by vote of shareholders carrying the right to vote a majority of the controlling shares of the parent corporation.

IN WITNESS WHEREOF, Each of the Companies being Constituents hereto have expressed their acceptance and agreement of the terms and conditions of this Agreement by their duly authorized representatives affixing their respective Signatures below.

For WolfStone Corporation Southwin Financial Ltd.
For: Texas International
Petroleum, Inc.

By:/s/ Marie N. Rolfe By: /s/ Edward Austin
Marie N. Rolfe, Director Authorized Signature
Authorized Signature

EX-6.3

ACQUISITION AGREEMENT (Subsurface)

THE AGREEMENT

This Agreement ("Agreement") is made as of this 9th day of April, l999, by and between Ravendale Financial Inc. ("Agent'), Texas International Petroleum Inc., ("TIP"), and WolfStone Corporation ("WSC"). The Companies may from time to time be referred to hereinafter collectively as the "Constituents"; WHEREAS, Agent believes it to be in the best interests of its clients who own one hundred (100%) percent of the authorized and issued Common Stock of the closely held Subsurface Energy, Inc., to sell these shares to TIP; and

WHEREAS, TIP believes it will be beneficial to its energy business and WSC believes it to be in the best interests of its shareholders, to acquire 100% of the authorized and issued shares of Subsurface Energy, Inc.("SEI"). The Constituents are in accord to effect this Agreement, with terms and conditions as follow:

NOW THEREFORE. in consideration of the above stated, the covenants, promises and representations of each Constituent to this Agreement are as follows:

ARTICLE I

1.1 Organization. TIP is duly organized, validly existing and in good standing in the State of Texas, USA; has all necessary, powers to own its property and carry on its business as now owned and operated by it in any geographic area in the United States or elsewhere, wherein its business requires qualification.

1.2 Capital Stock. Of the common shares of TIP authorized, and outstanding, all are fully paid and non-assessable.

1.3 Subsidiaries. TIP has no subsidiaries, nor does it own any interest in any other enterprise, excepting those known to Constituents of this Agreement.

1.4 Financial Information. Property descriptions, lease assignments. And valuations with geological documentation is available for perusal upon request by any concerned shareholder or state or federal agency. Neither Agent nor SEI makes nor gives any warranty or guarantee, express or implied regarding valuations or other financial reports documentation which is given or made by any third party. WSC and TIP, hereby discharges and indemnifies Agent, and SEI, against all debts, liabilities, losses or obligations made or incurred in connection with any valuations or other financial reports or documentation which is given or made by any third party.

1.5 Litigation. SEI is not involved in any litigation, the nature of which would be considered other than a common hazard of conducting its business. It is not in default with respect to any order, writ, injunction or decree of any court of the United States or any foreign country,

1.6 Authority. Agent has the right to sell and is authorized to sell it's client's shares of SEI, being the contracted Agent for all the holders of the closely held, SEI, and is authorized execute this Agreement and has full power and authority to execute, deliver and perform this Agreement, and this Agreement is a. legal, valid and binding obligation of Agent, and is enforceable in accordance with its terms and conditions.

ARTICLE II

2.1 Organization. TIP, is duly organized validly existing and in good standing in the State of Texas, USA TIP has all necessary powers to issue its shares, own its property, and carry on its business as now owned and operated by it in any geographic area of the United States or elsewhere wherein its business requires qualification.

2.2 Exchange of securities The following shares shall be issued to Agent and/or assigns: l,628,797 TIP shares of $20.00 par, Convertible, Class A, Preferred Stock, earning a 6% dividend per annum, in exchange for 3,257,453 $10.00 par, Common Shares of SEI, from Agent, these being all of the issued and outstanding shares of Subsurface. The Preferred Shares of TIP are convertible any time after issuance, in total or in part, to Common Shares of WSC. Restricted Common Stock of WSC received through conversion shall bear a legend in accordance with SEC Rule 144. The Preferred TIP shares to be converted on a l = 1 ratio with WSC Common stock. The purchase price of SEI is based. upon evaluation of this company's proven, and proven producing reserves at $32,095,940. And $478,000. Of oil field equipment.

Other Shares included in this transaction are 5,000 shares of $40.00 par Convertible, Class -B, Preferred Stock, of WSC, earning a 5% annual dividend, first payment, September 28, 2000, conversion ratio: 1Pr=3 Com Shrs.; conversion at discretion of holders any time after issuance. These shares to be issued to persons for their efforts negotiating this transaction. After conversion, and. at a later date, WSC, according to internal agreement with its subsidiary will assist by arranging the sale of 10,625 shares of the common stock, through a stock brokerage firm at market value, but for no less than $20.00, or, in lieu of being able to arrange this transaction, or in event the market should fall below $20.00, WSC shall purchase the 10,625 shares at a minimum of $20.00 per share, at $25,000 per month for five months and $87,500. on the sixth month. Date for initial sale or purchase shall be determined between the Constituents within 40 days from conversion date and payments are to be made according to the schedule as noted above: 6 monthly payments in total, in those amounts stated. Unless terms are renegotiated between the Constituents, payments will not begin until at least the 16th month from the date of this Agreement.

2.2(a) At the effective date hereto, there shall not, be any outstanding subscriptions, options., rights, warrants, debentures, convertible securities, preferred stock or other such instruments or commitments unknown to TIP or WSC obligating SEI to issue or transfer from the later firm's treasury, additional shares of its capital stock of any class.

2.2(b) Agent shall, according to agreement with its clients, be responsible for distribution of the certificates of $20.00 par Convertible Preferred Stock and Common Stock, to the shareholders of SEI. The certificates shall be issued in the names of the shareholders, and in such denominations per shareholder as shall be presented to TIP.

2.3 Subsidiaries. TIP currently has no subsidiaries or divisions. It is the intent that SEI shall become a division of TIP, responsible for production and coordination with the field management group.

2.4 Financial Information. All financial information of SEI is currently known to the Constituents.

2.5 Litigation. SEI is not involved in any litigation, the nature or which would he considered other than a common hazard of conducting business. SEI is not in default with respect to any order, writ, injunction or decree of any court of the United States or any foreign country.

2.6 Authority Shareholders owning the legally required percentage of voting stock in SEI, have authorized the execution of this Agreement and consummation of the transaction contemplated herein. Agent has full power and authority to execute. deliver and perform this Agreement and this Agreement is a legal, valid and binding obligation of Agent and SEI, and is enforceable in accordance with its terms and conditions.

ARTICLE III

3.1 Organization. WSC's common shares are those shares which will ultimately be received by the shareholders of SEI, to be distributed at the time of conversion of the TIP preferred shares. WSC has experienced several name changes over the years. Prior to changing its name to WolfStone, the Company name was Integrated Direct, Inc., with the stock trading Symbol IDIR.

3.2 Domicile. WSC has experienced changes in domicile, the most recent past was the State of Delaware. The public Company domicile is now, the State of Nevada

3.3 Corporate headquarters and Operations Headquarters. WSC's business headquarters is in the City of Woodbridge, California; its operational headquarters is in the City of Abilene, Texas.

3.4 Material Contracts. Neither TIP, nor WSC have any material contracts to which either is a party, or by which it is bound which would effect this transaction in a negative manner.

ARTICLE IV

4.1 Terms and Conditions This transaction shall be accomplished by means of a tax free stock for stock exchange. TIP shall acquire 100% of the authorized and issued stock, with all assets and liabilities of SEI (3,257,453 shares, of $l0.00 par), in exchange for 1,628,727 shares of $20.00 par, Convertible, Class-A. Preferred Shares of TIP. The total purchase price of $32,573,940 was based on professional valuation of SEI's proven, producing reserves plus $478,000 of oil field equipment. 5000 shares of WSC's Convertible, Class-B Preferred Stock, with voting privileges, and earning a 5% annual dividend, shall be issued to persons assisting the negotiations of this acquisition. According to agreement between WSC and TIP, Tip's Convertible Preferred Stock will become convertible to the Common Shares of the publicly held WSC, instead of the common shares of TIP.

ARTICLE V

5.1 Effective Date. This Agreement shall become Effective, upon the execution by authorized, signatures of the Constituents. The exchange of physical shares involved in the herein detailed transaction shall be accomplished expeditiously.

5.2 Counterparts. This Agreement may be. executed in one or more counterparts each of which shall be deemed an original but all which together shall constitute one and the same instrument. This document may be executed by the Constituents, utilizing facsimile transmission, to bind this Agreement, and it shall be as legally binding as though executed in hard copy.

5.3 Hard Copy. The Constituents may utilize facsimile transmission to legally bind this Agreement but the Constituents shall at their convenience execute multiple (4) Hard Copies for WSC. the publicly held corporation, for filing with any agencies in event this should be applicable.

ARTICLE VI

6.1 Non-waiver. The failure of any Constituent to this Agreement to insist in any one or more cases upon the performance by another Constituent, of any of the provisions terms or conditions of this Agreement, or to fail to exercise any option herein contained shall not be construed as a waiver or relinquishment of any other provision term or condition of this Agreement. No waiver by a Constituent or a breach by the other Constituent, shall be construed as a waiver with respect to any other subsequent breach.

6.2 Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only and shall not define, limit, or add to the meaning of any provision of this Agreement.

6.3 Notices. Any formal notices, or demands by a constituent Company hereto, shall be in writing and of hard copy, and shall be deemed to be duly given on the date of delivery by courier, or "served" on the tenth day after mailing, if mailed to the Constituent to which notice is being given, by first class, registered or certified, postage prepaid to the headquarters office of the Constituent, to its address as it may be at a given time.

6.4 Venue. This Agreement and its application shall be governed by the laws of the State of Texas and be construed by the appropriate courts of the State of Texas. Venue shall be in Taylor County, Texas.

6.5 Binding Effect. This Agreement in all its terms and conditions shall inure to and be binding upon the Corporate successors, directors, senior officers, executors and assigns, of each of the Constituent Companies and major shareholders thereof.

6.6 Mutual Consideration. The constituents hereto shall cooperate with each other to achieve the mutually desired purpose of this Agreement and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to successfully accomplish the intention of the transaction described herein, for the best interests of each of the Constituent Companies.

6.7 Exhibits. Any exhibit referred to in this agreement, but not currently available, shall be provided at the earliest possible date. The representations by the Constituents hereto, of this Agreement and in any Attachments or Addendums hereto, shall survive the Effective Date hereof, and shall supercede any and all prior agreements and understandings, if any, between the Constituent Companies. and subsequent to the Effective Date of this Agreement. can only be modified by resolutions ratified by the Boards of Directors of each of the Constituent Companies or by vote of shareholders carrying the right to vote a majority of the controlling shares of the parent corporation.

IN WITNESS WHEREOF, Each of the Companies being Constituents hereto have expressed their acceptance and agreement of the terms and conditions of this Agreement by their duly authorized representatives affixing their respective signatures below.
For WolfStone Corporation	For Texas International Petroleum, Inc.
By:/s/ Marie N.Rolfe	By:/s/ C.C.Coleman
Authorized Signature	Authorized Signature

Ravendale Financial, Inc.
For Subsurface Energy, Inc.

By: /s/ Greg S. Hinkle
director and Authorized Signature

Exhibit 6.4

AGREEMENT TO TERMINATE
 AND
 IRREVOCABLE LETTER OF INTENT

The Constituents to this Agreement are WolfStone Corporation (WolfStone) and Graham Energy, Inc. (Graham).

TERMINATION.

1) The Constituents herewith mutually agree to terminate, rendering null and void and without force, the "Acquisition Agreement" dated October 29, 1999, as executed between WolfStone as purchaser and Graham as seller.

2) The Constituents agree that certain terms and conditions of the purchase which were possibly important to both Constituents, were not adequately considered prior to closing of the October 29th transaction.

3) As of this date, the Constituent Companies herewith terminate and render null and void and without force, the Acquisition Agreement executed by both Constituents on October 29, 1999.

IRREVOCABLE LETTER OF INTENT.

This shall be considered a legal and totally binding document, whereby the Constituents hereto, agree Irrevocably to complete a binding Agreement on March 16,2000, the following containing some but not all of the terms and conditions thereof.

1) The Constituents, WolfStone and Graham, having renegotiated certain terms and conditions, including stipulations regarding quality of management, and other, hereby Irrevocably Agree to have drawn, another Acquisition Agreement, whereby WolfStone shall acquire Graham, for the same price as agreed in the October 29, 1999 Agreement. Price: $34,000,000; leases cover approximately 1,300 acres of proven and producing reserves with 35 producing oil and gas wells; and includes $245,000. in oil field equipment. Up to date valuations of the entire reserve areas will be performed as of March 2000. The Constituents hereto agree the new Acquisition Agreement will be executed and effective on March 16, 2000.

Graham Energy, Inc. WolfStone Corporation

By:/s/Max Vaughn By:/s/ Marie N. Rolfe
director and Director and
Authorized Signature Authorized Signature

EX-6.5

CONSULTING AND SERVICE AGREEMENT

GENERAL CONSULTING AND SERVICE AGREEMENT

This Agreement is made and entered into as of February 25, 1999 between Texas International Petroleum, Inc. ("Company"), a Texas corporation, Pilares Oil & Gas, Inc. ("Pilares") a Texas corporation, and WolfStone Corporation ("Guarantor") a Nevada corporation.

WHEREAS, the Company desires to contract for certain consulting and other services from Pilares and Pilares desires to provide these services to the Company, and

WHEREAS, the Company is in the oil and gas business and is in need of seasoned management and operations expertise, and WHEREAS, Pilares is comprised of individuals who are seasoned and expert in all phases of management and operations of the oil and gas business, and

WHEREAS, Guarantor, which owns 100% of the authorized and issued shares of the Company, is willing to guarantee payment to Pilares for services performed in behalf of the Company,

NOW THEREFORE, in consideration of the premises and the promises contained herein, the Company, Pilares, and Guarantor agree as follows:

Pilares shall be responsible for:

Acquiring geological information on the Company's existing and future reserves and reserves as potential acquisitions from persons known to Pilares to be competent, for choosing exact locations for drilling of the oil and gas wells, for negotiation of reserve leases, and for advising and consulting to the Board of Directors of the Company and to the Board of Directors of Guarantor pertinent to any phase of the oil and gas business.

The Company shall be responsible for:

Payment (reimbursement or cash advance) to Pilares for out-of- pocket expenses, with no element of profit or markup added thereto, all such expenses being charged on an actually incurred or estimated basis. Payment shall be made within 30 days after receipt of invoices for same unless other arrangements are agreed upon in given instances. Payments on a quarterly basis to Pilares in four equal portions of the base One Hundred and Seventy Five Thousand ($175,000) U.S. Dollars, annual consulting fee, said fee being a point of this Agreement. Each quarterly payment shall be in the amount of $43,750.

The Guarantor shall be responsible for:

Payment to Pilares at any fee due date in event the Company for any reason is not able to make the payment as due. In event the Company is not able to pay a fee due to Pilares, the Guarantor shall have the right to pay Pilares in cash (that is, check, bank draft or wire), or in lieu of cash, with its Common Shares, on a "for services rendered" basis in order that Pilares may have said shares rendered salable in the public market.

Subject to approval of the respective Board of Directors of each of the concerned companies, being a party hereto, this Agreement shall become effective as of the date first specified above and shall continue to be in full force for a period of three (3) years. Pilares may terminate this Agreement at any time by presenting to the Company, not less than thirty (30) days notice. Pilares may at its option continue this Agreement for two additional, three year periods by advising the Company and the Guarantor, of Pilares' intent, at least 45 days in advance of the expiration date of the Agreement of the latest renewal. The Company may terminate this Agreement with no less than thirty (30) days notice to Pilares, only in event of a change in the management of Pilares. At the end of each three year interval the amount of the annual consulting fees shall be open for renegotiations. However, dependent upon the Company's financial condition at these intervals, all parties will cooperate by not forcing undo financial stress on the Company by increasing the consulting and service fees as stated heretofore.

IN WITNESS WHEREOF, Texas International Petroleum, Guarantor, and Pilares have caused this Agreement to be executed and attested as of February 25, 1999.
For WolfStone Corporation (WSC)	For Texas International Petroleum, Inc.
By:/s/ Marie N.Rolfe	By:/s/ C.C.Coleman
Marie N. Rolfe, Acting Secretary	CC Colman, Director

For Pilares Oil & Gas, Inc.

By: /s/ Charles M. Childers
Charles M. Childers, Director

ADDENDUM #1, TO:
GENERAL CONSULTING AND SERVICE AGREEMENT
DATED: FEBRUARY, 25, 1999

WOLFSTONE CORPORATION (GUARANTOR)/
TEXAS INTERNATIONAL PETROLEUM, INC./
PILARES OIL & GAS, INC.

The Constituents to this General Consulting and Service Agreement, while in Agreement to all terms and conditions thereto, herewith agree that the effective date of the said agreement, shall be determined by mutual agreement of all Constituents within sixty (60) days or less from the date WolfStone Corporation becomes a fully reporting corporation.
WolfStone Corporation	Texas International Petroleum, Inc.
By:/s/ Marie N.Rolfe	By:/s/ C.C.Coleman
Authorized Signature	Authorized Signature

Pilares Oil & Gas, Inc.

By:/s/ Charles M. Childers
Authorized Signature

EX-6.6

ASSIGNMENT OF OIL & GAS LEASE

ASSIGNMENT OF OIL & GAS LEASE
THE STATE OF TEXAS )
)KNOW BY ALL MEN BY THESE PRESENTS
COUNTY OF TAYLOR )

WHEREAS, Southwin Financial, Ltd., whose address is 3241 South 1st Street, Abilene, Texas 79605, and hereinafter referred to as "Assignor", is the owner and holder of two (2) oil & gas leases; and

WHEREAS, it is intention that the Assignor assign to Texas International Petroleum, Inc., whose address is 104 Pine Street, Suite 408, Abilene. Texas 79601, and hereinafter referred to as "Assignee", the oil and gas interests that are on the described property:

Tract One:

960 acres, more or less out of the following described lands: 640 acres being all of H.E. & W.T. Survey 109, Abstract 320, Block "E 1/2"; 214 acres being the East One-Third (E 1/3rd) of the H.E. & W.T. Survey 42, Abstract 1218, Block "E"; and 106 acres being the North 106 acres out of the East One Third (E. l/3rd) of the H.E.& W.T Survey 63, Abstract 349, Block "E", all in Edwards County, Texas.

Tract Two:

979 acres of land, more or less. Sections 23, T.C.R.R. Co Lands, Block 170, Pecos County, Texas and the East One-Half (E.1/2) of SF 14162 J.N. Montgomery Survey, Abstract 9333 (West). Pecos County, Texas.

WHEREAS. Tracts One and Tract Two will be hereinafter referred to as the "Assigned Premises".

NOW, THEREFORE, for and in consideration of 10,102,696 shares of common stock of Texas International Petroleum, Inc., and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor hereby bargains, sell, transfers, conveys and assigns unto Assignee the Oil & Gas leases on the Assigned Premises. This assignment is made with warranty of title all of assignor's right title and interest in and to the Assigned Premises.

NOW, FURTHER, it is expressly understood and agreed that the terms conditions as set out in the Agreement entered into on February 24, 1999, by and between Southwin Financial Ltd. and WolfStone Corporation are incorporated into this Assignment of Oil & Gas and Lease and made a part hereof for all purposes: In the event that Wolfstone Corporation fails to fully perform the aforesaid Agreement, this Assignment of Oil & Gas Lease shall have no effect and be null and void. Upon full performance of the aforesaid Agreement, this Assignment of Oil & Gas Lease shall have full effect pursuant to the terms described herein.

NOW, FURTHER, it is expressly understood that Assignee assumes all of Assignor's duties, rights and obligations in connection with the Assigned Premises and described wells including. but not limited to, the plugging and abandoning of said wells, and Assignee further agrees to file or cause to be filed, all necessary documents to affect said assumption.

TO HAVE AND TO HOLD the Assigned Premises and well together with all rights and appurtenances, unto Assignee, its successors and/or assigns according to the terms hereof and of the said leases

EXECUTED this 3rd day of March, 1999.

ASSIGNOR:

Southwin Financial Ltd.
By: /s/ Norma Eltringham
Norma Eltringham,
Attorney in Fact
STATE OF TEXAS ) )
COUNTY OF TAYLOR )

This instrument was acknowledged before me on this the 3rd day of March, 1999, by Norma Eltringham, Attorney in Fact for Southwin Financial Ltd., on its behalf.

/s/

Notary Public, State of Texas

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLFSTONE CORPORATION

Date: April 19, 2000 By: /s/ Garry C. Duncan

Garry C. Duncan, President